PACTIV
Advanced Packaging Solutions


PULL ACROSS
SARGENTO
Hefty
Hefty
ZOO PALS
13 New More Bags
Hefty
OneZip

Pactiv 2001
solutions: for life

It is hard to imagine how the design of a simple package can have such a measurable impact on time, stress level, convenience, and the quality of someone's life. This is what Pactiv is all about. Performance, technology, and design that translate into life-size solutions every day.



Hefty® The Gripper™


7:45
to go
on easily,
stays put.

Hefty® waste bags

Hefty® CinchSak®

Hefty® The Gripper™

Hefty® EasyFlaps®

Hefty® HandleSak®

Hefty® TwistTie™

Hefty® Steel-Sak®

Kordite®

Hefty® Consumer Products

Hefty® The Gripper™ Kitchen Bags

The Gripper™ tall kitchen bags from Hefty® feature a revolutionary Stretch & Grip Top® — one of the most significant innovations in waste bags since the introduction of Hefty® CinchSak® – the first drawstring waste bag – in 1984.

The Gripper™ bag goes on easily, firmly hugs the trash can, and won't fall in. It stays put and, when it's full, all it takes is a pull on the proven CinchSak® drawstring and the trash is ready to tie up and take out.

Innovations like The Gripper™ bag have made Hefty® one of the nation's most trusted and respected brands. Hefty® products hold a leadership position in every category in which they compete: waste bags, tableware, disposable cookware, and the slider segment of the food bag market.



Hefty.

Hefty® OneZip®


10:30 a.m.:
grapes are
her favorite
snack.

Hefty® OneZip® storage quart/gallon bags
Hefty® OneZip® freezer quart/gallon bags
Hefty® OneZip® sandwich bags
Hefty® OneZip® jumbo 2.5 gallon bags
Hefty® OneZip® holiday bags

Hefty® Consumer Products

Hefty® OneZip® Bags

Hefty® OneZip® bags are the top seller in the slider food bag segment at supermarkets, mass merchants, and drug store chains in the United States.

The reason? Our advanced closure is easy for everyone in the family to open and close, again and again. In fact, Hefty® OneZip® has been commended for ease of use by the Arthritis Foundation®.

We are continually extending the Hefty® product line to keep Pactiv and our Hefty® brand at the forefront of today's consumer markets.

9B





Hefty® Zoo Pals™


12:15 p.m.:
chicken
nuggets
with his
favorite pal.

Hefty® EveryDay foam plates and bowls

Hefty® ElegantWare™ foam plates and bowls

Hefty® Superweight™ foam plates

Hefty® Supreme™ foam plates

Hefty® Classic Impressions® paper plates

Hefty® Zoo Pals™ plates

Hefty® 2-Ply paper plates

Hefty® Consumer Products

Hefty® Zoo Pals™ Plates

Eating should be fun ... and with our new Hefty® Zoo Pals™ assorted animal plates, it is. Zoo Pals™ plates combine fun and function with over 50 different animals. They're designed for kids ... but they make mealtime so enjoyable that parents love them, too.

Just as important, Zoo Pals™ plates offer a great opportunity for retailers to drive category growth. Backed by the powerful Hefty® brand, creative marketing programs, and point-of-purchase support, Zoo Pals™ plates provide a "halo effect" to retailers' base business, boosting aisle traffic and reinforcing the Hefty® brand, as well as a solid platform for future expansion.

Our focus on products like Zoo Pals™ plates, which serve growing markets and provide opportunities to add value, is what makes Pactiv a market leader. Visit www.heftyzoopals.com for a fun experience.

6D





Clearview™

Mealmaster™ Handled Chicken Roaster

8


5:25 p.m.:
grab
something
for dinner.

Bakery

Food prepared away from home

Carry-out

Meat and Fish

Packer/Processor

Deli

Produce

Dine-in

Foodservice/Food Packaging

Clearview™ Mealmaster™ Handled Chicken Roaster

Mounting time pressure, changing family lifestyles, rising household incomes, and healthier dietary preferences are changing the way Americans eat, driving spending on meals prepared away from home to more than $400 billion in 2001.

At Pactiv, we continue to lead the way in packaging innovation geared to these trends. One example: our Chicken Barn packaging, featuring SmartTote™ handles and a SmartVent™ steam-release system, that keeps prepared chicken hot, fresh, and appealing, and easy to transport.

This product and 27 others launched in 2001 allow our institutional and foodservice customers to prepare, package, and merchandise an ever-widening array of meals and menu items, while maintaining food quality throughout the transportation and reheating processes.





Salad Bowl

10


7:00 p.m.:
pick up a
fresh salad.

104

Cold ready to eat

Hot ready to eat

Ovenable

Dual ovenable

Microwaveable

Catering

Boxed lunch

Handled containers

Beverage cups

Film/foil wraps

Cup carriers

Dual color containers

Foodservice/Food Packaging

Salad Bowl

Approximately half of what U.S. consumers spend on food and beverages is spent on food prepared away from home. Our Foodservice/Food Packaging business works with restaurants, institutions, and other foodservice providers nationwide to develop products that meet their needs. For example, the new salad container we developed with Wendy's® – the first redesign of the chain's salad packaging in 12 years.

Test marketing in 500 of Wendy's® 6,000 stores shows the difference Pactiv packaging can make: salad sales and profits are up across the board.

NP





Pactiv Air 2000™ Inflatable Pouch

12✓


8:45 p.m.:
new mouse
for the
computer.

Hexacomb®
Pactiv Air 2000™ air cushioning
Mailers
Medical and flexible packaging
Engineered foams
Sheet foam
Custom thermoformed containers

Protective and Flexible Packaging

Pactiv Air 2000™ Inflatable Pouch

The Pactiv Air 2000™ inflatable pouch surrounds products of all shapes and sizes – from electronics to auto parts and glassware to jewelry and precision instruments – in a protective pocket of air, safeguarding shipments against damage from shock or vibration.

Developed to meet the needs of manufacturers of sensitive and delicate products who are looking to significantly increase flexibility, reduce packaging time and expense, and provide superior protection, the Pactiv Air 2000™ system helps customers differentiate themselves, reduce costs, improve productivity, and grow.


DEFLATE
INFLATE



Medical Drapes and Gowns


7:15 a.m.:
tonsils
removed.
14A

Propyflex™ Non-PVC IV bags and films

Steriflex™ forming web films

Medipeel™ peelable hospital pouches

Medizip™ easy open/close medical bags

Lineartear™ bags with lineartear opening

Flexotear™ bags with tear line opening

Flexopeel™ pouches

Cleerpeel™ clear pouches

Softpeel™ films

Flexovac™ films

Formpeel™ thermoforming films

Medical Products and Packaging

Secu-Drape™ Sterile Drapes and Gowns

Few fields are more demanding, or offer greater growth opportunities to companies prepared to capitalize on them, than medical packaging. At Pactiv, our Protective and Flexible Packaging business unit is definitely prepared.

For example, our Secu-Drape™ drape system serves the complete range of operating and emergency room procedures. We offer a number of choices for surgical disciplines, from customized, complete, and disposable procedure packs to special system drapes.

149



Financial Highlights

(In millions, except per-share data)	2001	2000	1999
Sales	$ 2,812	$ 3,052	$ 3,028
Income (loss) from continuing operations			
Reported	165	113	(112)
Excluding unusual items (a)	165	148	95
Income (loss) from discontinued operations	28	134	(193)
Extraordinary loss	–	–	(7)
Cumulative effect of change in accounting principles	–	–	(32)
Net income (loss)	$ 193	$ 247	$ (344)
Per share			
Income (loss) from continuing operations			
Reported	$ 1.03	$ 0.70	$ (0.67)
Excluding unusual items (a)	1.03	0.89	0.55
Income (loss) from discontinued operations	0.17	0.83	(1.15)
Extraordinary loss	–	–	(0.04)
Cumulative effect of change in accounting principles	–	–	(0.19)
Net income (loss)	$ 1.20	$ 1.53	$ (2.05)

(a) Excludes restructuring and other charges, spin-off transaction costs, and gain on sale of a business

Performance.
Every day.



Richard L. Wambold
Chairman & Chief Executive Officer

Dear Shareholders:

The events of 2001 tested more than the plans and strategies of businesses worldwide. The onset of a global recession, a difficult market environment in the United States and abroad, and the impact of the September 11 attack on America collectively challenged companies' abilities to confront adversity, manage the unanticipated, and deliver results rather than excuses.

At Pactiv, we responded well to these demands and delivered as promised. As economic and market developments made strong top-line growth more difficult to achieve, we focused on other ways to improve our results. We stepped up our efforts to reduce costs, improve productivity, and strengthen our financial position to support future growth. As others cut investments in research and new product development, held back on advertising and promoting products, and delayed spending for new plant and equipment, we took the other road, investing and building for the future.

Performing as promised

Since our spin-off two years ago, we have aggressively managed the business to deliver rapid improvements in financial results and to create a company that can generate significant value for its customers and shareholders. Our efforts are paying off.

Net income from continuing operations in 2001 reached $165 million. This translated into $1.03 per diluted share, up 16 percent from 2000, excluding unusual items. Our gross margin expanded 3.9 percentage points in 2001, to 30.7 percent, while our operating margin widened 1.3 percentage points, reaching 13.9 percent for the year.

The significant cash flow produced by our operations further strengthened our balance sheet. We generated a record $226 million in free cash flow in 2001— $71 million more than a year ago. In total, cash generated from all sources, including divestitures of non-core businesses and assets, allowed us to reduce debt by $355 million. As a result, our debt-to-capital ratio improved to 42 percent at year-end, down from 50 percent at the end of 2000, and 61 percent at the time of the spin-off two years ago. Pactiv's strong cash flow and solid balance sheet will be key factors in creating shareholder value going forward.

As a result of our financial and operating advances, return on capital employed reached 9.2 percent in 2001, up from 6.1 percent in 1999.

The stock market recognized these and other achievements. Pactiv's stock price rose 43 percent in 2001, a year in which the S&P 500 Index declined 13 percent.

Investing in the future

We are proud of our overall financial results, but they only tell part of the story. Each of our businesses made progress in building a strong foundation for future growth.

Our Hefty® Consumer Products business has long been a market leader across its product lines – waste bags, disposable tableware, E-Z Foil® aluminum cookware, and OneZip® storage products. In 2001, we strengthened our position further with the introduction of Hefty® The Gripper™ waste bags with an innovative Stretch & Grip Top®. We also entered a new growth category with the introduction of Hefty® Zoo Pals™ disposable animal plates.

Our strategy for Hefty® products is to accelerate growth by increasing the frequency of new product introductions. To accomplish this goal, we increased our commitment to research and new product development in 2001, giving us a strong pipeline of new product ideas to help fuel growth. We also are boosting advertising and promotional spending to support product launches and, importantly, to reinforce the overall strength of the Hefty® brand.

In 2001, the Foodservice/Food Packaging business added 28 new products to what is already one of the broadest product lines in the industry. We also advanced our "One Face to the Customer" logistics capability, which provides our broad product offering to customers with the simplicity of one order, one-truck delivery, and one invoice virtually anywhere in the country. This unique customer service offering combined with new product introductions and acquisitions that can be assimilated easily will be the primary sources of foodservice/food packaging growth.

Nowhere in the company has our investment in people and management been more important than in our Protective and Flexible Packaging business. Our new management team has made substantial progress in implementing a major restructuring program to reduce cost and improve productivity across our North American and European operations.

We are investing in projects to enhance product quality and ensure that our customer service ranks at the top of the industry. As the economy recovers, this segment should be an important source of earnings growth.

Extending productivity cost leadership

In 2001, we began to put greater emphasis on programs to improve the cost position and productivity of all of our operations. We are targeting areas such as scrap and machine downtime in our plants, along with handling and other costs in our warehouses. We see significant opportunities for further improvement that will strengthen Pactiv's competitive position.

Forging a performance-focused culture

Pay for performance is a fundamental philosophy of our company. Stock options are granted annually to approximately 900 people, and other incentive programs are designed both to drive earnings growth and improve our return on capital employed. To align senior management with shareholder interests, Pactiv's Board of Directors requires senior executives to purchase and hold stock equivalent to three to five times their annual salaries.

Our commitment to building a performance-focused culture goes far beyond compensation. We are making significant investments to improve the ways in which we work together at Pactiv – investments that are extraordinarily important for our future. The reason is straightforward: people make businesses successful. At Pactiv, our leadership team is dedicated to building a culture in which people can thrive, and our accomplishments in 2001 are a testimony to the value that employees can produce.

During 2001, employees received training to reinforce success-oriented behaviors such as accountability, continuous innovation, integrity and ethics, and teamwork. To augment this program, we will provide employees with additional tools, training, and methodologies to enable them to work more effectively and to identify and aggressively address both productivity and growth opportunities.

Looking ahead

As we look forward, we are confident in our prospects. We recognize that earning customers' trust and providing outstanding customer service are critical to Pactiv's success. And, as we have in the past, we will invest our talents and resources in preparing for 2003 and beyond. We are positioned for stronger internal growth in each of our businesses, and an economic rebound will provide additional growth opportunities. Furthermore, the substantial improvements made in our financial position over the past two years will allow us to add to our existing businesses through value-creating acquisitions.

In our two years as an independent company, we have delivered strong, consistent performance day after day, month after month, and quarter after quarter. And we have the strategies and the talented, motivated, and determined management team in place to capitalize on opportunities and address challenges.

In closing, I want to thank our customers and shareholders for the support and encouragement they provided throughout the year, and express our appreciation to our Board of Directors for their contributions. In particular, I want to thank Mark A. Andrews, who retired from our Board in 2001, for his dedicated service and counsel, and welcome Norman H. Wesley, who joined the Board in December. His experience as chairman and chief executive officer of Fortune Brands brings valuable consumer products knowledge to our Board.

Above all, I want to thank our employees, whose efforts made 2001 another successful year. While we are proud of what we accomplished, we know that looking back is never as important as looking ahead. The people of Pactiv are doing precisely that ... working hard to build on our strengths, grow our business, take our performance to new levels, and deliver value to our shareholders in 2002.

Sincerely,

Richard L. Wambold
Chairman and Chief Executive Officer
March 18, 2002

Operations Review.

Pactiv Corporation is a leader in the specialty packaging industry, recognized for providing advanced solutions for everyday packaging needs. The strengths we bring to our mission are significant and include brand leadership, broad and innovative product lines, market leadership, channel access and distribution, and industry cost leadership.

The key to our growth and progress, however, is our commitment to understanding customers' business requirements, operating through two business segments in which we have deep knowledge and expertise: Hefty® Consumer Products and Foodservice/Food Packaging, and Protective and Flexible Packaging.

Hefty® Consumer Products and Foodservice/Food Packaging

This business segment accounted for 71 percent of the company's sales in 2001. Hefty® products experienced good volume growth during the year, despite the recession and other events. The Foodservice/Food Packaging business also showed resilience in a challenging environment, posting an improved volume trend throughout the second half of the year. The segment's operating margin expanded to 14.4 percent from 12.7 percent in 2000, as a result of the group's focus on cost control, productivity, and optimizing the business and product mix.

Hefty® Consumer Products

The Hefty® brand is one of the nation's best known and most respected brands and one of Pactiv's highest-value assets. Products marketed to consumers in the United States include the full line of Hefty® waste bags, including the new Hefty® The Gripper™ waste bags; Hefty® OneZip® storage and freezer bags; Hefty® tableware, including foam and molded fiber plates and bowls; and Hefty® E-Z Foil® disposable aluminum cookware. Pactiv also makes consumer products under the Kordite® brand, as well as private label consumer products.

In this business we made strong progress in 2001, increasing margins and volumes in almost every product line. At the same time, we positioned the business for future growth by stepping up investments in research and new product development and by increasing our promotion and advertising spending to support new product launches and the overall Hefty® brand.

In 2001, we introduced the new Hefty® The Gripper™ waste bag with its unique Stretch & Grip Top® – one of the most significant innovations in the waste bag market since the Hefty® brand introduced the first drawstring waste bag, CinchSak®, in 1984. Late in the year, we began shipping new Hefty® Zoo Pals™ assorted animal plates. Zoo Pals™ everyday animal plates combine fun and function in a new shape designed just for kids. Both products capitalize on important consumer trends – notably the demand for products that bring new levels of ease and convenience to everyday tasks.

Going forward, we will focus firmly on three goals:

- > Driving growth through new product introductions and accelerating existing product momentum
- > Improving consumer marketing, targeting high-value consumers and demographic markets with optimum pricing, advertising, and promotional strategies
- > Leveraging our scale and service capabilities to become the preferred supplier for strategic customers

With our progress over the past year, we are positioned well to grow our consumer products' presence and profitability.

Foodservice/Food Packaging

In 2001, approximately half of what U.S. consumers spent on food and beverages was spent on food prepared in whole or in part outside the home, and we capitalized on that trend. Pactiv is a leading provider to the foodservice/food packaging market, producing and selling approximately 3,500 items under approximately 18,000 unique labels across North America. Our diverse foodservice/food packaging product line includes many kinds of plastic containers, foam clamshells and trays, packer/processor packaging, ovenable paperboard, aluminum, molded fiber, and other products used by the supermarket, institutional, foodservice, and restaurant industries.

Despite difficult economic conditions, Foodservice/ Food Packaging continued to make progress in improving its market position during the year, reflecting three major strengths.

The first is our scale. In a fragmented industry where most competitors specialize in one or a few products or materials, the breadth of our product line sets us apart. We stand as a top-quality, highly efficient, single-source supplier able to meet customers' broad and expanding functional and merchandising needs.

A second strength is our position as one of the industry's lowest cost providers. In 2001, we launched a program in our manufacturing and logistics operations to further improve productivity. We expect this program to produce significant results.

A third advantage is our leadership in innovation – the ability to create specialized packaging that meets mounting market demand for differentiation, food safety, and business efficiency and allows us to expand our relationships with existing customers and attract new ones.

For example, our new salad bowl for Wendy's® helps to differentiate the restaurant chain in its highly competitive market, while also increasing salad sales and profitability. To help consumers handle hot food purchases with ease and confidence, we introduced new containers for carry-out roasted chicken featuring our unique SmartTote™ handles and the SmartVent™ steam-release system. We introduced a new line of ovenable pizza containers. And we augmented a wide range of other product lines, for example, by adding to our line of Classic Carry-Out® containers and Signature® steam table pans; introducing new nine-inch Hexware™ shallow containers; rolling out a new and improved line of disposable tableware domes to make handling multiple carry-out orders more convenient; and bringing new black foam hinged-lid containers to market. In addition, we nearly doubled revenues from the Hefty® SlideRite® Advanced Closure System by extending its applications to food, pet food, and agricultural products applications, and winning new customers including Groupe Entremont, one of Europe's largest cheese processors.

Central to our continued leadership and growth is our commitment to making Pactiv the easiest company in the industry with which to do business. We are pursuing this goal through our "One Face to the Customer" strategy, aimed at delivering our total product line and service capabilities to customers as simply as possible—with one sales representative, one order, one-truck delivery, and one invoice. Today, the systems and information management infrastructure and distribution network are largely in place to support this strategy and are beginning to produce tangible benefits for our customers and our bottom line. For example, we are advancing with major customers as food-related industries consolidate, and are gaining strength and market share with mid-sized and smaller companies as well.

Going forward, efforts in this business will be focused on improvements in three key areas:

> Long-term growth, building market share and sales through new product introductions, strategic outsourcing, and acquisitions

> Productivity, including manufacturing asset effectiveness, by maximizing uptime, line speed, and material yields

> Logistics, including reducing total freight costs and inventory levels

Protective and Flexible Packaging

Composed of businesses that hold leadership positions in high-potential niche markets in North America and Europe, our Protective and Flexible Packaging products include air cushioning, air padded mailers, foam, Hexacomb® kraft honeycomb, molded fiber, specialty films, medical products, and other film applications. This segment accounted for 29 percent of the company's 2001 sales.

Earnings in this segment declined 5 percent in 2001, as progress in our restructuring efforts and improved performance in Europe were more than offset by the impact of the weak economy on the North American business.

During the year we consolidated manufacturing operations, closing six plants; exited several low-margin product lines, mainly in Europe; reduced staff levels; integrated operations; and leveraged skills and capabilities across the organization. We expect sales to grow at healthy rates as the economy recovers and as a result of product innovation and better leveraging of existing products.

Among 2001 highlights, we:

> Introduced the Pactiv Air 2000™ inflatable pouch, designed to help shippers protect products against damage from shock or vibration

> Introduced a wide range of new medical products, including prefillable, multi-chamber IV bags to improve health-care delivery quality and productivity, and gloves and gowns designed specifically for hand-surgery specialists

With our focus on cost reduction, productivity improvement, and continuing innovation, we are well positioned to grow profitably in the most attractive niches of the protective and flexible packaging market going forward.

Financial Review.

Basis of Presentation

Financial statements at December 31, 2001, December 31, 2000, and December 31, 1999, have been prepared on a consolidated basis. Financial statements for the 12 months ended December 31, 2001, and December 31, 2000, have been prepared on a consolidated basis, while financial statements for the 12 months ended December 31, 1999, have been prepared on a combined basis. All financial statements have been prepared in accordance with generally accepted accounting principles consistently applied. All per-share information is presented on a diluted basis, unless otherwise noted. Certain amounts in the prior years' financial statements have been reclassified to conform with the presentation used in 2001.

The company has three operating segments: Consumer and Foodservice/Food Packaging, which relates to the manufacture and sale of disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products for the consumer, foodservice, and food-packaging markets; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fiber products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative service operations and retiree-benefit income and expense.

Strategic Realignment

In April 1999, the company contributed the containerboard assets of its paperboard packaging operation to a newly formed joint venture, Packaging Corporation of America (PCA), obtaining a 43% interest in the entity. In June 1999, the company sold its paperboard packaging operation's folding carton business to Caraustar Industries. In February 2000 and April 2001, the company sold its interest in PCA. See note 7 to the financial statements for further information.

On November 4, 1999, as part of a corporate reorganization, Pactiv's former parent company, Tenneco Inc. (Tenneco), and its subsidiaries effected various intercompany transfers and distributions to restructure and separate their then-existing businesses, assets, liabilities, and operations so that, among other things, the packaging businesses and certain corporate and administrative service operations of Tenneco would be owned by Pactiv. Tenneco subsequently distributed pro rata to holders of its common stock all of the outstanding common stock of Pactiv (the "spin-off"). Prior to the spin-off, Pactiv was named Tenneco Packaging Inc. (TPI). As used herein, the terms "company" or "Pactiv" refer, for periods prior to the spin-off, to TPI and certain other packaging subsidiaries of Tenneco and, for periods after the spin-off, to Pactiv and its consolidated subsidiaries.

Before the spin-off, Tenneco realigned substantially all of its existing debt through a combination of tender offers, exchange offers, and other refinancings. The realignment was financed through borrowings by Tenneco Automotive Inc. (formerly Tenneco, which changed its name to Tenneco Automotive Inc. in connection with the spin-off) under a new credit facility, Tenneco Automotive's issuance of subordinated debt, Pactiv's issuance of public debt, and borrowings by Pactiv under new credit facilities.

At the spin-off date, Pactiv had total funded debt of $2.1 billion, which was comprised of public-debt securities and credit-facility drawings. Pactiv's debt, which is described in more detail in note 8 to the financial statements, is rated as investment grade by both Standard & Poor's and Moody's.

In connection with the spin-off, Pactiv entered into distribution, tax-sharing, human resource, insurance, and transition service agreements with Tenneco Automotive, which included contractual arrangements related to the provision of certain administrative services for specified periods of time.

Unusual Items

Restructuring and Other

In the fourth quarter of 1998, a restructuring plan was adopted to reduce administrative and operating costs. As a result, Pactiv recorded a pre-tax charge against income from continuing operations of $32 million, $20 million after tax, or $0.12 per share. The restructuring plan involved the elimination of production lines and 104 positions at two plants, exiting four joint ventures, and the elimination of 184 administrative positions at business units and corporate headquarters. Related actions generally were executed in accordance with the company's initial plan. As a result of this restructuring, a total of 252 positions were eliminated as of December 31, 1999.

In the first quarter of 1999, a plan was adopted to realign company functions and to close Tenneco's headquarters facility in Greenwich, Connecticut. This plan, for which a $29 million restructuring charge, $17 million after tax, or $0.10 per share, was recorded, included the elimination of 40 positions. In the second quarter of 1999, $30 million was received in connection with the sale of the Greenwich facility. These restructuring actions were completed in 1999 and were executed in accordance with the company's initial plan.

In the fourth quarter of 1999, the company recorded a $154 million restructuring charge, $91 million after tax, or $0.54 per share, related to the decision to exit noncore businesses and to reduce overhead costs. The restructuring covered (1) the sale of the company's forest products and aluminum foil container businesses ($68 million), for which cash proceeds of $20 million were received in the fourth quarter of 1999; (2) the sale of certain assets of the company's administrative service and corporate aircraft operations ($10 million); (3) the impairment of long-lived assets of the company's packaging polyethylene business ($68 million); and (4) severance costs associated with the elimination of 161 positions, primarily in the company's international operations ($8 million). The impairment charge for the assets of the packaging polyethylene business was deemed necessary following completion of an evaluation of strategic alternatives for the business and represented the difference between the carrying value of the assets and the forecasted future cash flows of the business, computed on a discounted basis. These restructuring actions generally were completed in 2000; however, $1 million of the charge was reversed in the fourth quarter of 2000, as one planned product line consolidation was not undertaken and, as a result, 14 positions were not eliminated.

In the fourth quarter of 2000, the company recorded a restructuring charge of $71 million, $47 million after tax, or $0.29 per share. Of this amount, $45 million was for the impairment of assets held for sale, including those related to the packaging polyethylene business and the company's interest in Sentinel Polyolefins LLC, a protective-packaging joint venture. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. The remaining $26 million was related to the realignment of operations and the exiting of low-margin businesses in the company's Protective and Flexible Packaging segment. Specifically, this charge was for (1) plant closures in North America and Europe, including the elimination of 202 positions ($6 million); (2) other workforce reductions (187 positions), mainly in Europe ($6 million); (3) impairment of European long-lived assets held for sale ($10 million); and (4) asset write-offs related to the elimination of certain low-margin product lines ($4 million). The impairment charge for European assets was recorded following completion of an evaluation of strategic alternatives for the related businesses and represented the difference between the carrying value of the assets and their fair value based on market estimates. Restructuring-plan actions generally have been completed. Actual cash outlays for severance and other costs were $3 million less than originally estimated, as 78 fewer positions were eliminated, while charges for asset write-offs were $3 million more than initially estimated. Additionally, the company recognized a benefit of $6 million, $4 million after tax, or $0.02 per share, in the fourth quarter of 2001, largely to reflect a lower loss than was originally recorded on the sale of the company's packaging polyethylene business.

In the fourth quarter of 2001, the company recorded a restructuring charge of $18 million, $10 million after tax, or $0.06 per share. Of this amount, $5 million was related to higher-than-anticipated expenses associated with the exit of small, noncore European businesses announced in the fourth quarter of 2000. The remaining $13 million reflected adoption of a restructuring plan to consolidate operations and reduce costs in both the Consumer and Foodservice/Food Packaging ($5 million) and Protective and Flexible Packaging ($8 million) segments. Specifically, this charge was for (1) plant closures and consolidations in North America and Europe, including the elimination of 283 positions ($10 million); (2) other workforce reductions (99 positions—$2 million); and (3) asset writedowns related to the exit of a North American product line ($1 million). The cash cost of executing the restructuring programs is anticipated to be approximately $5 million.

These restructurings yielded aggregate savings of approximately $75 million through the end of 2001, and additional savings are expected to be realized in 2002 ($11 million) and 2003 ($5 million), primarily reflecting lower cost of sales and lower selling, general, and administrative costs.

Spin-off Transaction Costs

In the fourth quarter of 1999, the company recorded transaction costs related to the spin-off that reduced income before interest expense, income taxes, and minority interest; net income; and earnings per share by $136 million, $96 million, and $0.57, respectively. These costs were for special curtailment and termination benefits for former Tenneco employees ($72 million), professional services ($49 million), and separation from Tenneco operations ($15 million). In the fourth quarter of 2000 and 2001, the company reversed $20 million ($12 million after tax, or $0.08 per share) and $12 million ($7 million after tax, or $0.04 per share), respectively, of the previously recorded provisions for transaction costs to reflect lower-than-anticipated expenses. As of December 31, 2001, actions related to the spin-off transaction were substantially complete.

Results of Continuing Operations

Sales

(Dollars in millions)	2001	2000	Change
Consumer and Foodservice/ Food Packaging	$1,997	$2,201	(9.3)%
Protective and Flexible Packaging	815	851	(4.2)
Total	$2,812	$3,052	(7.9)%

Sales declined $240 million, or 7.9%, in 2001. Excluding the negative impact of foreign-currency exchange rates, divestitures, and discontinued product lines, sales were essentially even with last year.

Sales for the Consumer and Foodservice/Food Packaging business declined $204 million, or 9.3%, in 2001. Excluding the effects of divestitures and discontinued product lines, sales for this segment were 0.9% higher than in 2000, primarily because of higher selling prices and volume gains. Sales of Protective and Flexible Packaging products declined $36 million, or 4.2%, from 2000. Excluding the negative impact of foreign-currency exchange rates and businesses divested in 2001, sales for this segment were 1.8% lower than in 2000, as higher sales in Europe were more than offset by protective-packaging volume declines in North America.

Operating Income - Income before Interest Expense, Income Taxes, and Minority Interest

(Dollars in millions)	2001	2000	Change
Consumer and Foodservice/ Food Packaging	$ 288	$ 254	13.4%
Protective and Flexible Packaging	29	5	–
Other	74	82	(9.8)
Total	$ 391	$ 341	14.7%

Total operating income for 2001 included $12 million of restructuring and other charges recorded in the fourth quarter and the reversal of $12 million of spin-off transaction cost provisions originally recorded in 1999. Similarly, total operating income for 2000 included $70 million of restructuring and other charges, the reversal of $20 million of spin-off transaction cost provisions originally recorded in 1999, and a $6 million gain on the sale of a business. Excluding the effect of these items ("unusual items"), operating income by segment was as follows:

(Dollars in millions)	2001	2000	Change
Consumer and Foodservice/ Food Packaging	$ 287	$ 279	2.9%
Protective and Flexible Packaging	42	44	(4.5)
Other	62	62	–
Total	$ 391	$ 385	1.6%

Operating income before unusual items was $391 million in 2001, an increase of $6 million, or 1.6%, over 2000. The increase was driven principally by the effective management of the spread between selling prices and raw material costs and cost savings from the 2000 restructuring program, offset partially by protective-packaging volume declines in North America.

Operating income for the Consumer and Foodservice/Food Packaging segment increased $8 million, or 2.9%, in 2001, driven principally by the effective management of the spread between selling prices and raw material costs, volume growth for core products, and lower logistics costs, offset partially by increased spending in support of branded products and on new product launches.

Operating income for the Protective and Flexible Packaging segment declined $2 million, or 4.5%, from 2000, driven principally by lower volume in North America, offset in part by the favorable impact of year 2000 price increases and manufacturing cost savings related to the 2000 restructuring program.

Operating income for the Other segment was $62 million in 2001, unchanged from 2000.

Interest Expense, Net of Interest Capitalized - Interest expense was $107 million in 2001, down $27 million, or 20.1%, from 2000, mainly because of lower borrowings.

Income Taxes - Pactiv's effective tax rate for 2001 was 41.5% compared with 44.0% for 2000. Excluding the tax impact of the previously discussed restructuring and other charges and spin-off transaction expenses, the effective tax rate for 2001 and 2000 was 41.5% and 42.0%, respectively.

Income from Continuing Operations - The company recorded net income from continuing operations of $165 million, or $1.03 per share, in 2001, compared with net income of $113 million, or $0.70 per share, in 2000. Excluding restructuring and other charges, spin-off transaction costs, and a gain on the sale of a business, net income from continuing operations was $165 million, or $1.03 per share, in 2001, compared with $143 million, or $0.89 per share, in 2000.

Discontinued Operations

In 2001, the company recorded net income from discontinued operations of $28 million, or $0.17 per share, which represented the after-tax gain on the sale of the company's remaining holdings of PCA stock. In 2000, the company reported net income from discontinued operations of $134 million, or $0.83 per share, which represented the after-tax gain on the February 2000 sale of the majority of the company's equity interest in PCA.

Liquidity and Capital Resources

Capitalization

December 31 (In millions)	2001	2000
Short-term debt, including current maturities of long-term debt	$ 7	$ 13
Long-term debt	1,211	1,560
Total debt	1,218	1,573
Minority interest	8	22
Shareholders' equity	1,689	1,539
Total capitalization	$2,915	$3,134

Pactiv's ratio of debt to total capitalization was 41.8% and 50.2% at December 31, 2001, and December 31, 2000, respectively. Total borrowings declined $355 million, or 22.6%, in 2001, as free cash flow and proceeds from the sale of the packaging polyethylene business, the company's interest in a joint venture, and PCA stock were used to repay debt.

Shareholders' equity increased $150 million in 2001, reflecting the recording of income from continuing and discontinued operations of $165 million and $28 million, respectively, offset partially by a decrease in unrealized gains on PCA stock holdings.

Cash Flows

(In millions)	2001	2000
Cash provided (used) by:		
Operating activities	$ 371	$ 290
Investing activities	(1)	302
Financing activities	(354)	(578)

Cash provided by operating activities was $371 million in 2001, versus $290 million in 2000. The $81 million increase was driven principally by higher income from continuing operations, increased utilization of net operating loss carryforwards, and better working capital management.

Cash used by investing activities was $1 million in 2001, as proceeds ($146 million) from the sale of businesses ($69 million, related primarily to the disposal of the packaging polyethylene unit) and PCA stock ($87 million) slightly exceeded expenditures for property, plant, and equipment ($145 million). Cash provided by investing activities was $302 million in 2000, as proceeds from the sale of PCA stock ($394 million) and certain product lines ($50 million) more than offset expenditures for property, plant, and equipment ($135 million).

Cash used by financing activities was $354 million in 2001, driven primarily by the retirement of debt. Cash used by financing activities was $578 million in 2000, driven primarily by the retirement of debt and the repurchase of stock.

Allowance for Bad Debts - The company's allowance for bad debts totaled $12 million at December 31, 2001, compared with $17 million at December 31, 2000. The $5 million decrease was related to clearing old, uncollectible receivables for which reserves had been established in prior years. This had no impact on net income or free cash flow in 2001.

Capital Commitments - Commitments for authorized expenditures totaled approximately $93 million at December 31, 2001. It is anticipated that the majority of these expenditures will be funded over the next 12 months from existing cash and short-term investments, internally generated cash, and borrowings.

Liquidity - The company's management believes that cash flow from operations along with borrowing capacity under its existing credit facilities will be sufficient to meet capital requirements.

At the time of the spin-off, the company made a one-time draw under a $1.5 billion term-loan facility in the amount of $300 million at a floating interest rate based on LIBOR, adjusted for reserve requirements, plus a specified margin. Borrowings under this facility were repaid in the first quarter of 2000 following the sale of the majority of the company's equity interest in PCA.

In November 1999, the company entered into a five-year, $750 million revolving-credit agreement and a 364-day, $250 million revolving-credit agreement. As of September 27, 2000, the 364-day agreement was extended for an additional 364-day period, and total availability under the agreement was increased to $300 million. The company elected not to renew the agreement upon its September 26, 2001, expiration.

As of December 31, 2001, the company was in full compliance with financial and other covenants in the five-year credit agreement.

See notes 3 and 20 to the financial statements for additional information concerning liquidity, including off-balance-sheet financing.

Year 2000 compared with 1999

Results of Continuing Operations

Sales

(Dollars in millions)	2000	1999	Change
Consumer and Foodservice/ Food Packaging	$2,201	$2,132	3.2%
Protective and Flexible Packaging	851	896	(5.0)
Total	$3,052	$3,028	0.8%

Sales grew $24 million, or 0.8%, in 2000. Excluding the negative impact of foreign-currency exchange rates, divestitures, and discontinued product lines, sales increased 7.7% in 2000, driven primarily by higher selling prices and volume.

Sales for the Consumer and Foodservice/Food Packaging business advanced $69 million, or 3.2%, in 2000. Excluding the effects of divestitures and discontinued product lines, sales for this segment were 9.2% higher than in 1999, primarily because of higher selling prices and volume gains. Sales of Protective and Flexible Packaging products declined $45 million, or 5.0%, from 1999. Excluding the negative impact of foreign-currency exchange rates and businesses divested in late 1999, sales for this segment were 4.6% higher than in 1999, driven principally by selling price and volume increases.

Operating Income (Loss) - Income (Loss) before Interest Expense, Income Taxes, and Minority Interest

(Dollars in millions)	2000	1999	Change
Consumer and Foodservice/ Food Packaging	$ 254	$ 192	32.3%
Protective and Flexible Packaging	5	(2)	–
Other	82	(203)	–
Total	$ 341	$ (13)	–%

Total operating income for 2000 included $70 million of restructuring and other charges, the reversal of $20 million of spin-off transaction cost provisions recorded in 1999, and a $6 million gain on the sale of a business. Total operating loss for 1999 included restructuring and other charges of $183 million and spin-off transaction expenses of $136 million. Excluding the effect of these unusual items, operating income (loss) by segment was as follows:

(Dollars in millions)	2000	1999	Change
Consumer and Foodservice/ Food Packaging	$ 279	$ 258	8.1%
Protective and Flexible Packaging	44	75	(41.3)
Other	62	(27)	–
Total	$ 385	$ 306	25.8%

Operating income before unusual items was $385 million in 2000, an increase of $79 million, or 25.8%, from 1999. The increase was driven principally by higher volume and selling prices, significant reductions in overhead costs, and higher pension income; offset partially by higher resin costs.

Operating income for the Consumer and Foodservice/Food Packaging segment increased $21 million, or 8.1%, in 2000, driven principally by selling price increases and volume growth for core products, offset in part by higher raw material, freight, and warehousing costs.

Operating income for the Protective and Flexible Packaging segment declined $31 million, or 41.3%, from 1999. The decline was caused primarily by higher resin costs, inefficiencies associated with plant consolidations and start-ups, and the negative impact of foreign-currency exchange rates; offset partially by selling price increases and volume gains.

Operating income for the Other segment was $62 million in 2000, compared with a loss of $27 million in 1999. The $89 million improvement was driven principally by reductions in corporate overhead costs, higher pension income, and the favorable impact of billing Tenneco Automotive for the full cost of administrative services provided by the company.

Interest Expense, Net of Interest Capitalized - Interest expense was $134 million in 2000, down $12 million, or 8.2%, from 1999, mainly because of lower borrowings. Prior to the spin-off, corporate debt of Tenneco and associated interest expense were allocated to the company, and related changes in allocated debt and after-tax interest costs were recorded as a component of the company's combined equity.

Income Taxes - Pactiv's effective tax rate for 2000 was 44.0%, compared with 29.6% (benefit) for 1999. Excluding the tax impact of the previously discussed restructuring and other charges and spin-off transaction expenses, the effective tax rate for 2000 and 1999 was 42.0% and 43.3%, respectively.

Income (Loss) from Continuing Operations - The company recorded net income from continuing operations of $113 million, or $0.70 per share, in 2000, compared with a net loss of $112 million, or $0.67 per share, in 1999. Excluding restructuring and other charges, spin-off transaction costs, and a gain on the sale of a business, net income from continuing operations was $143 million, or $0.89 per share, in 2000, compared with $93 million, or $0.55 per share, in 1999.

Discontinued Operations and Extraordinary Loss

The company recorded net income from discontinued operations of $134 million, or $0.83 per share, in 2000, which represented the gain on the February 2000 sale of the majority of the company's equity interest in PCA. The company recorded a net loss from discontinued operations of $193 million, or $1.15 per share, in 1999, which was comprised principally of an after-tax loss of $206 million on the sale of the paperboard packaging operation. In 1999, the company incurred an after-tax extraordinary loss of $7 million, or $0.04 per share, as a result of the early retirement of debt.

Liquidity and Capital Resources

Capitalization

December 31 (In millions)	2000	1999
Short-term debt, including current maturities of long-term debt	$ 13	$ 325
Long-term debt	1,560	1,741
Total debt	1,573	2,066
Minority interest	22	20
Shareholders' equity	1,539	1,350
Total capitalization	$ 3,134	$ 3,436

Pactiv's ratio of debt to total capitalization was 50.2% and 60.1% at December 31, 2000, and December 31, 1999, respectively. Total borrowings declined $493 million, or 23.9%, in 2000, as proceeds from the sale of PCA stock and free cash flow were used to repay debt.

Shareholders' equity increased $189 million in 2000, reflecting the recording of income from continuing and discontinued operations of $113 million and $134 million, respectively, and an unrealized gain of $42 million on the remaining 6.2 million shares of PCA stock held by the company; offset partially by the impact of repurchasing $100 million of the company's common stock.

Cash Flows

(In millions)	2000	1999
Cash provided (used) by:		
Operating activities	$ 290	$ (31)
Investing activities	302	(994)
Financing activities	(578)	1,030

The $321 million increase in cash provided by operating activities in 2000 was driven principally by higher net income from continuing operations, improvement in working capital management, and a decrease in the amount of cash used by discontinued operations.

Investing activities generated $302 million in 2000, principally because proceeds from the sale of PCA stock ($394 million) and other product lines ($50 million) more than offset expenditures for property, plant, and equipment ($135 million). Cash flow from investing activities in 1999 was impacted significantly by transactions related to the discontinued paperboard packaging operation.

Cash used by financing activities was $578 million in 2000, reflecting primarily the retirement of debt and the repurchase of company stock. Financing activities provided $1,030 million in cash in 1999. During the second quarter of 1999, the company borrowed $1.8 billion in connection with the formation of the PCA joint venture and used $1.2 billion of the proceeds to purchase assets used by the discontinued containerboard business under operating leases and timber cutting rights and to acquire previously sold accounts receivable of this business. Remaining amounts from these borrowings were distributed to Tenneco.

Changes In Accounting Principles

In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", which requires that start-up costs be expensed as incurred. This standard also requires that previously capitalized start-up costs be expensed as a cumulative effect of change in accounting principles upon adoption. The company adopted SOP 98-5 on January 1, 1999, and recorded a related after-tax charge of $32 million (net of a $9 million tax benefit), or $0.19 per share, to expense previously capitalized start-up costs of its foreign and administrative service operations. If SOP 98-5 had been applied retroactively, net income for the year ended December 31, 1998, would have been reduced by $14 million (net of an $8 million tax benefit), or $0.08 per share.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133". In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment to SFAS No. 133. SFAS No. 133, as amended, requires that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded as either assets or liabilities measured at fair value and that changes in derivative instruments' fair value be recognized currently in earnings unless specific hedge-accounting criteria are met. The company adopted SFAS No. 133, as amended, on January 1, 2001. In accordance with the transition provisions of SFAS No.133, the company was not required to record a transition adjustment. The adoption of SFAS No. 133 did not have a material effect on the earnings or financial position of the company.

In May 2000, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives". This issue addresses the recognition, measurement, and income-statement classification of various types of sales incentives, including discounts, coupons, rebates, and free products. With the company's fourth-quarter 2001 adoption of EITF No. 00-14, certain expenses that historically had been included in selling, general, and administrative costs were reclassified as deductions from sales for all periods presented herein.

In January 2001, the EITF reached a consensus on Issue 3 of No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future". This consensus requires that certain rebate offers and free products be reported as a reduction of sales. The impact of this issue, which the company adopted in the first quarter of 2001, on the company's consolidated financial statements was immaterial.

In April 2001, the EITF reached a consensus on Issue No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products". This consensus requires that consideration provided by a vendor to a purchaser of its products be recognized as a reduction of sales, except in those instances where an identifiable and measurable benefit is or will be received by the vendor from the purchaser. With the company's fourth-quarter 2001 adoption of EITF No. 00-25, certain expenses that historically had been included in selling, general, and administrative costs were reclassified as deductions from sales for all periods presented herein.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles are to be evaluated against these new criteria, which may result in certain intangibles being classified as goodwill, or vice versa. SFAS No. 142 does not permit goodwill and certain intangibles to be amortized, but requires that an impairment loss be recognized if recorded amounts exceed fair values. Effective January 1, 2002, the company adopted SFAS No. 142, which is expected to add approximately $19 million pretax, $14 million after tax, or $0.09 per share, to reported results on a going-forward basis. The company continues to evaluate the impact of this standard.

Euro Conversion

The formation of the European Monetary Union (EMU) resulted in the adoption of a common currency, the euro, by 11 European nations. Effective January 1, 2002, the functional currency of company components in countries participating in the EMU was switched to the euro. The costs to the company of transitioning to the euro were not material.

Derivative Financial Instruments

The company is exposed to market risks related to changes in foreign-currency exchange rates, interest rates, and commodity prices. To manage these risks, the company, from time to time, enters into various hedging contracts in accordance with established policies and procedures. The company does not use hedging instruments for trading purposes and is not a party to any transactions involving leveraged derivatives.

Foreign-Currency Exchange

The company uses foreign-currency forward contracts to hedge its exposure to adverse changes in exchange rates, primarily related to the euro, British pound, and Canadian dollar. Hedging is accomplished through the use of financial instruments, with related gains or losses offsetting gains or losses on underlying assets or liabilities.

In managing foreign-currency risk, the company aggregates existing positions and hedges residual exposures through third-party derivative contracts.

The following table summarizes foreign-currency forward contracts in effect at December 31, 2001, all of which will mature in 2002.

(In millions, except settlement rates)		Notional amount in foreign currency	Weighted-average settlement rate	Notional amount in U.S. dollars
Euros	– Purchase	18	0.892	$ 16
	– Sell	(117)	0.892	(104)
Canadian dollars	– Purchase	18	0.628	11
	– Sell	(32)	0.628	(20)
British pounds	– Purchase	177	1.456	258
	– Sell	(182)	1.456	(265)
U.S. dollars	– Purchase	238	1.000	238
	– Sell	(131)	1.000	(131)

Interest Rates

The company is exposed to interest-rate risk on revolving-credit debt that bears interest at a floating rate based on LIBOR. Amounts outstanding under these facilities aggregated $36 million at December 31, 2001. In addition, the company has public-debt securities outstanding ($1,187 million at December 31, 2001) with fixed interest rates and original maturity dates ranging from 4 to 26 years. Should the company decide to redeem these securities prior to their stated maturity, it would incur costs based on the fair value of the securities at that time.

The following table provides information about Pactiv's financial instruments that are sensitive to interest-rate risks.

	Estimated maturity dates						
(In millions)	2002	2003	2004	2005	2006	Thereafter	Total
Facilities with floating interest rates based on LIBOR							
5-year revolving-credit facility	$ –	$ –	$ 36	$ –	$ –	$ –	$ 36
Debt securities with fixed interest rates							
Long-term debt securities	3	2	2	300	1	879	1,187

Prior to the spin-off, the company entered into an interest-rate swap to hedge its exposure to interest-rate movements. The company settled this swap in November 1999, incurring a $43 million loss, which is being recognized as additional interest expense over the average life of the underlying debt.

In the first quarter of 2001, the company entered into interest-rate swap agreements that effectively convert floating-rate debt on its synthetic-lease obligations to fixed-rate debt. This action was taken to reduce the company's exposure to interest-rate risk. These swaps are accounted for as cash flow hedges, with changes in value recorded as accumulated other comprehensive income, a component of shareholders' equity. As of December 31, 2001, $5 million of deferred net losses on derivative instruments was recorded in other comprehensive income. Because of the highly effective nature of the swaps (as defined in SFAS No.133), there was no impact on the earnings of the company. See note 20 to the financial statements for further information concerning the company's synthetic leases.

Commodities

The company purchases commodities such as resin, paper, and aluminum at market prices and does not use financial instruments to hedge commodity prices. The company occasionally enters into short-term forward contracts with third parties to fix a portion of the cost of natural gas used internally. Several of such contracts remained open at December 31, 2001.

In December 1999, the company entered into an agreement with one of its vendors to purchase certain materials at prices within a specified range. Effective December 2001, this agreement was terminated by mutual consent.

The statements and other information (including the tables) in this annual report constitute forward-looking statements.

Critical Accounting Policies

Following are the accounting policies of Pactiv that, in the company's opinion, are the most important in portraying its financial condition and results of operations. These policies involve the highest degree of subjectivity and estimation and, therefore, may be subject to material revision if actual results differ significantly from estimates. The company firmly believes its policies closely adhere to generally accepted accounting principles consistently applied and that the financial position and results of Pactiv are stated fairly.

Sales Deductions

In arriving at net sales, the company estimates the amount of sales deductions likely to be earned or taken by customers in conjunction with incentive programs such as volume rebates, early payment discounts, and coupon redemptions. Such estimates are based on historical trends and are reviewed quarterly for possible revision. The company believes the amount of sales deductions reflected in net sales for the 12 months ended December 31, 2001, are reasonable. In the event that future sales-deduction trends vary significantly from past or expected trends, reported sales might increase or decrease by a material amount.

Pension Income

The company has well-funded pension plans for current and former employees and accounts for the pension plans in accordance with requirements of SFAS No. 87, "Employers Accounting for Pensions". Pension-plan income is included in the statement of income as an offset to selling, general, and administrative expenses. Such income is determined based on a number of factors, including estimates of returns on plan assests, employee compensation, and participant life expectancy. If actual amounts vary significantly from estimates, reported selling, general, and administrative expenses might increase or decrease by a material amount.

Postemployment Benefits

The company provides certain postemployment benefits to former employees and accounts for such benefits in accordance with requirements of SFAS No. 106, "Employers Accounting for Postemployment Benefits Other Than Pensions". Related liabilities are determined based on certain factors, including estimates of medical costs and mortality. If actual amounts vary significantly from estimates, reported selling, general, and administrative expenses might increase or decrease by a material amount.

Synthetic Leases

The company has entered into a synthetic-lease agreement with a third-party lessor and various lenders to finance the cost of its headquarters building and certain of its warehouse facilities. The synthetic-lease facility, which expires in November 2005, contains customary terms and conditions covering, among other things, residual-value guarantees, default provisions, and financial covenants. Lease agreements for these properties require the company to satisfy certain financial-ratio tests. At December 31, 2001, the termination payment on the synthetic-lease agreement totaled $169 million, which represents off-balance-sheet debt. In the event that either the company or the third-party lessor were to cancel the agreement, either before or at expiration of the lease, the company's debt might increase by the termination payment amount. See note 20 to the financial statements for additional information concerning the company's synthetic-lease agreement.

Report of Management

Management is responsible for the preparation, integrity, and objectivity of the financial statements and other financial data in this report. The financial statements have been prepared in conformity with generally accepted accounting principles using the best available information and exercising judgment.

Management believes that the company's system of internal controls provides reasonable assurance as to the integrity and reliability of the financial statements and is adequate to safeguard company assets. The internal control system relies on written policies and procedures, requires appropriate division of responsibilities, is supported by careful selection and training of professional financial managers, and is maintained through a comprehensive, risk-based internal audit program. Pactiv is dedicated to maintaining high standards of ethics, integrity, and social responsibility in the conduct of its business, and uses ongoing education, communications, and review programs to support this dedication.

The company's financial statements have been audited by Arthur Andersen LLP, an independent public accounting firm, which was selected by the audit committee of the board of directors. Management has made available to Arthur Andersen all of the company's financial and other records, allowing it to provide an objective, independent assessment of the fairness of reporting of operating results and financial condition. Arthur Andersen's report follows.

The board of directors, through its audit committee consisting solely of outside directors, meets periodically with Arthur Andersen, representatives of management, and the company's internal auditors to discuss accounting, auditing, financial, and other matters. The internal and independent auditors have unrestricted access to the audit committee to discuss their audit work as well as their assessment of the quality of the company's financial reporting and internal control system.

Richard L. Wambold
Chairman and Chief Executive Officer

Andrew A. Campbell
Senior Vice President and Chief Financial Officer

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Pactiv Corporation:

We have audited the accompanying statements of financial position of Pactiv Corporation (a Delaware corporation) and consolidated subsidiaries as of December 31, 2001, and 2000, and the related statements of income (loss), retained earnings, cash flows, changes in shareholders' equity, and comprehensive income (loss) for each of the three years ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pactiv Corporation and consolidated subsidiaries as of December 31, 2001, and 2000, and the results of its operations and its cash flows for the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in note 3 to the financial statements referred to above, effective January 1, 1999, the company changed its method of accounting for the costs of start-up activities.

Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
January 22, 2002

Statement of Income (Loss)

For the years ended December 31 (In millions, except share and per-share data)	2001 (Consolidated)	2000 (Consolidated)	1999 (Combined)
Sales			
Consumer and Foodservice/Food Packaging	$ 1,997	$ 2,201	$ 2,132
Protective and Flexible Packaging	815	851	896
	2,812	3,052	3,028
Costs and expenses			
Cost of sales, excluding depreciation and amortization	1,950	2,235	2,162
Selling, general, and administrative	288	247	368
Depreciation and amortization	177	185	184
Other (income) expense, net	6	(6)	8
Restructuring and other	12	70	183
Spin-off transaction	(12)	(20)	136
	2,421	2,711	3,041
Income (loss) before interest expense, income taxes, and minority interest	391	341	(13)
Interest expense, net of interest capitalized	107	134	146
Income tax expense (benefit)	118	91	(47)
Minority interest	1	3	–
Income (loss) from continuing operations	165	113	(112)
Income (loss) from discontinued operations, net of income tax	28	134	(193)
Income (loss) before extraordinary loss	193	247	(305)
Extraordinary loss, net of income tax	–	–	(7)
Income (loss) before cumulative effect of change in accounting principles	193	247	(312)
Cumulative effect of change in accounting principles, net of income tax	–	–	(32)
Net income (loss)	$ 193	$ 247	$ (344)
Earnings (loss) per share			
Average number of shares of common stock outstanding			
Basic	158,833,296	161,722,021	167,405,315
Diluted	159,527,170	161,778,740	167,663,438
Basic earnings (loss) per share of common stock			
Continuing operations	$ 1.04	$ 0.70	$ (0.67)
Discontinued operations	0.17	0.83	(1.15)
Extraordinary loss	–	–	(0.04)
Cumulative effect of change in accounting principles	–	–	(0.19)
	$ 1.21	$ 1.53	$ (2.05)
Diluted earnings (loss) per share of common stock			
Continuing operations	$ 1.03	$ 0.70	$ (0.67)
Discontinued operations	0.17	0.83	(1.15)
Extraordinary loss	–	–	(0.04)
Cumulative effect of change in accounting principles	–	–	(0.19)
	$ 1.20	$ 1.53	$ (2.05)

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Financial Position

At December 31 (In millions, except share data)	2001	2000
Assets		
Current assets		
Cash and temporary cash investments	$ 41	$ 26
Accounts and notes receivable		
Trade, less allowances of $12 million and $17 million in the respective periods	267	275
Income taxes	8	38
Other	13	82
Inventories	332	401
Deferred income taxes	36	48
Prepayments and other	43	30
Total current assets	740	900
Property, plant, and equipment, net	1,273	1,231
Other assets		
Goodwill and intangibles, net	908	940
Deferred income taxes	21	23
Pension assets, net	1,045	945
Other	73	112
Total other assets	2,047	2,020
Net assets of discontinued operations	–	72
Total assets	$ 4,060	$ 4,223
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt, including current maturities of long-term debt	$ 7	$ 13
Accounts payable	232	233
Taxes accrued	10	12
Interest accrued	9	14
Accrued liabilities	136	146
Other	65	94
Total current liabilities	459	512
Long-term debt	1,211	1,560
Deferred income taxes	594	474
Pension and postretirement benefits	52	67
Deferred credits and other liabilities	47	49
Minority interest	8	22
Shareholders' equity		
Common stock (159,431,382 and 158,176,937 shares issued and outstanding after deducting 11,759,094 and 11,761,094 shares held in treasury in the respective periods)	2	2
Premium on common stock and other capital surplus	1,398	1,383
Accumulated other comprehensive income (loss)	(54)	3
Retained earnings	343	151
Total shareholders' equity	1,689	1,539
Total liabilities and shareholders' equity	$ 4,060	$ 4,223

The accompanying notes to financial statements are an integral part of this statement.

Statement of Cash Flows

For the years ended December 31 (In millions)	2001 (Consolidated)	2000 (Consolidated)	1999 (Combined)
Operating activities			
Income (loss) from continuing operations	$ 165	$ 113	$ (112)
Adjustments to reconcile income (loss) from continuing operations to cash provided by continuing operations			
Depreciation and amortization	177	185	184
Deferred income taxes	112	72	–
Restructuring and other	12	70	183
Noncash retirement benefits, net	(104)	(100)	(86)
Allocated interest, net of tax	–	–	72
Changes in components of working capital			
(Increase) decrease in receivables	(1)	20	17
(Increase) decrease in inventories	25	4	(30)
Increase in prepayments and other current assets	(7)	(7)	(3)
Increase (decrease) in accounts payable	1	(24)	(13)
Increase (decrease) in taxes accrued	22	(24)	(110)
Increase (decrease) in interest accrued	(5)	(3)	16
Increase (decrease) in other current liabilities	(27)	4	(30)
Other	1	(20)	(57)
Cash provided by continuing operations	371	290	31
Cash used by discontinued operations	–	–	(62)
Cash provided (used) by operating activities	371	290	(31)
Investing activities			
Net proceeds related to sale of discontinued operations	87	394	254
Net proceeds from sale of businesses and assets	69	50	81
Expenditures for property, plant, and equipment	(145)	(135)	(173)
Acquisitions of businesses and assets	(13)	(5)	(24)
Expenditures for property, plant, and equipment and business acquisitions of discontinued operations	–	–	(1,129)
Investments and other	1	(2)	(3)
Cash provided (used) by investing activities	(1)	302	(994)
Financing activities			
Issuance of common stock	16	15	–
Purchase of common stock	–	(100)	–
Purchase of preferred stock	(15)	–	–
Issuance of long-term debt	–	36	2,261
Retirement of long-term debt	(348)	(221)	(30)
Net increase (decrease) in short-term debt, excluding current maturities of long-term debt	(7)	(308)	293
Cash distributions to former parent (Tenneco Inc.)	–	–	(1,494)
Cash provided (used) by financing activities	(354)	(578)	1,030
Effect of foreign-exchange rate changes on cash and temporary cash investments	(1)	–	–
Increase in cash and temporary cash investments	15	14	5
Cash and temporary cash investments, January 1	26	12	7
Cash and temporary cash investments, December 31	$ 41	$ 26	$ 12
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 114	$ 139	$ 21
Cash paid (refunded) for income taxes	(16)	39	53
Noncash investing and financing activities			
Equity interest received in connection with sale of containerboard business	–	–	194
Principal amount of long-term debt assumed by buyers of containerboard business	–	–	1,760
Principal amount of long-term debt issued at spin-off	–	–	1,174

The accompanying notes to financial statements are an integral part of this statement.

Statement of Changes in Shareholders' Equity

For the years ended December 31 (In millions)	2001 (Consolidated)	2000 (Consolidated)	1999 (Consolidated)
Consolidated shareholders' equity			
Common stock			
Balance, beginning of year	$ 2	$ 2	$ –
Issuance of stock	–	–	2
Balance, December 31	2	2	2
Premium on common stock and other capital surplus			
Balance, beginning of year	1,383	1,468	–
Treasury stock repurchased	–	(100)	–
Premium on common stock issued	15	15	1,468
Balance, December 31	1,398	1,383	1,468
Accumulated other comprehensive income (loss)			
Balance, beginning of year	3	(24)	–
Reclassification of accumulated other comprehensive loss pursuant to spin-off	–	–	(22)
Change in net unrealized gains and losses	(42)	42	–
Other comprehensive loss	(15)	(15)	(2)
Balance, December 31	(54)	3	(24)
Retained earnings (deficit)			
Balance, beginning of year	151	(96)	–
Net income (loss)	193	247	(96)
Purchase of preferred stock	(1)	–	–
Balance, December 31	343	151	(96)
Total consolidated shareholders' equity, December 31	$ 1,689	$ 1,539	$ 1,350
Combined shareholders' equity			
Balance, January 1			$ 1,776
Net loss			(248)
Other comprehensive loss			(23)
Allocated interest, net of tax			86
Change in allocated debt from former parent (Tenneco Inc.)			15
Cash distributions to former parent			(1,494)
Noncash contributions from former parent			1,336
Reclassification of accumulated other comprehensive loss			22
Issuance of common stock in connection with spin-off			(1,470)
Total combined shareholders' equity, December 31			$ –

The accompanying notes to financial statements are an integral part of this statement.

Statement of Comprehensive Income (Loss)

For the years ended December 31 (In millions)	2001 (Consolidated)		2000 (Consolidated)		1999 (Combined)	
	Accumulated other comprehensive income	Comprehensive income	Accumulated other comprehensive income	Comprehensive income	Accumulated other comprehensive income	Comprehensive income
Net income (loss)		$ 193		$ 247		$ (344)
Accumulated other comprehensive income (loss)						
Cumulative translation adjustment						
Balance, January 1	$ (38)		$ (23)		$ 3	
Translation of foreign-currency statements	(7)	(7)	(15)	(15)	(26)	(26)
Balance, December 31	(45)		(38)		(23)	
Additional minimum pension liability adjustment						
Balance, January 1	(1)		(1)		(2)	
Additional minimum pension liability adjustment	(5)	(5)	–	–	3	3
Income tax benefit (expense)	2	2	–	–	(2)	(2)
Balance, December 31	(4)		(1)		(1)	
Unrealized capital gains						
Balance, January 1	42		–		–	
Change in unrealized capital gains, net of tax	(42)	(42)	42	42	–	–
Balance, December 31	–		42		–	
Unrealized losses on interest-rate swaps						
Balance, January 1	–					
Change in interest-rate swaps	(5)	(5)	–	–	–	–
Balance, December 31	(5)		–		–	
Balance, December 31	$ (54)		$ 3		$ (24)	
Other comprehensive income (loss)		(57)		27		(25)
Comprehensive income (loss)		$ 136		$ 274		$ (369)

The accompanying notes to financial statements are an integral part of this statement.

> NOTE 1 **Basis of Presentation**

Financial statements at December 31, 2001, December 31, 2000, and December 31, 1999, have been prepared on a consolidated basis. Financial statements for the 12 months ended December 31, 2001, and December 31, 2000, have been prepared on a consolidated basis, while financial statements for the 12 months ended December 31, 1999, have been prepared on a combined basis. All financial statements have been prepared in accordance with generally accepted accounting principles consistently applied. All per-share information is presented on a diluted basis unless otherwise noted. Certain amounts in the prior years' financial statements have been reclassified to conform with the presentation used in 2001.

The company has three operating segments: Consumer and Foodservice/Food Packaging, which relates to the manufacture and sale of disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products for the consumer, foodservice, and food-packaging markets; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fiber products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative service operations and retiree-benefit income and expense.

> NOTE 2 **Strategic Realignment**

In April 1999, the company contributed the containerboard assets of its paperboard packaging operation to a newly formed joint venture, Packaging Corporation of America (PCA), obtaining a 43% interest in the entity. In June 1999, the company sold its paperboard packaging operation's folding carton business to Caraustar Industries. In February 2000 and April 2001, the company sold its interest in PCA. See note 7 to the financial statements for further information.

On November 4, 1999, as part of a corporate reorganization, Pactiv's former parent company, Tenneco Inc. (Tenneco), and its subsidiaries effected various intercompany transfers and distributions to restructure and separate their then-existing businesses, assets, liabilities, and operations so that, among other things, the packaging businesses and certain corporate and administrative service operations of Tenneco would be owned by Pactiv. Tenneco subsequently distributed pro rata to holders of its common stock all of the outstanding common stock of Pactiv (the "spin-off"). Prior to the spin-off, Pactiv was named Tenneco Packaging Inc. (TPI). As used herein, the terms "company" or "Pactiv" refer, for periods prior to the spin-off, to TPI and certain other packaging subsidiaries of Tenneco and, for periods after the spin-off, to Pactiv and its consolidated subsidiaries.

Before the spin-off, Tenneco realigned substantially all of its existing debt through a combination of tender offers, exchange offers, and other refinancings. The realignment was financed through borrowings by Tenneco Automotive Inc. (formerly Tenneco, which changed its name to Tenneco Automotive Inc. in connection with the spin-off) under a new credit facility, Tenneco Automotive's issuance of subordinated debt, Pactiv's issuance of public debt, and borrowings by Pactiv under new credit facilities.

At the spin-off date, Pactiv had total funded debt of $2.1 billion, which was comprised of new public-debt securities and credit-facility drawings. Pactiv's debt, which is described in more detail in note 8 to the financial statements, is rated as investment grade by both Standard & Poor's and Moody's.

In connection with the spin-off, Pactiv entered into distribution, tax-sharing, human resource, insurance, and transition service agreements with Tenneco Automotive, which included contractual arrangements related to the provision of certain administrative services for specified periods of time.

> NOTE 3 **Summary of Accounting Policies**

Consolidation

The financial statements of the company include all majority-owned subsidiaries. Investments in 20%- to 50%-owned companies in which Pactiv has the ability to exert significant influence over operating and financial policies are carried at cost plus share of equity in undistributed earnings since date of acquisition. All significant intercompany transactions are eliminated.

Cash and Temporary Cash Investments

The company defines cash and temporary cash investments as checking accounts, money-market accounts, certificates of deposit, and U.S. Treasury notes having an original maturity of 90 days or less.

Accounts and Notes Receivable

On a recurring basis, the company sells an undivided interest in a pool of trade receivables meeting certain criteria to a third party as an alternative to debt financing. Amounts sold were $44 million and $120 million at December 31, 2001, and 2000, respectively. Such sales, which represent a form of off-balance-sheet financing, are reflected as a reduction of accounts and notes receivable in the statement of financial position, and related proceeds are included in cash provided (used) by operating activities in the statement of cash flows. Discounts and fees related to these sales totaled $5 million, $7 million, and $8 million in 2001, 2000, and 1999, respectively, and were included in other income (expense) in the statement of income (loss). In the event that either Pactiv or the third-party purchaser of the trade receivables were to discontinue participation in these transactions, the company's debt might increase by an amount corresponding to the level of sold receivables at such time.

Inventories

Inventories are stated at the lower of cost or market. A portion of inventories (57% and 56% at December 31, 2001, and 2000, respectively) is valued using the last-in, first-out method of accounting. All other inventories are valued using the first-in, first-out (FIFO) or average-cost methods. If FIFO or average-cost methods had been used to value all inventories, the total inventory balance would have been $9 million lower at December 31, 2001, and $9 million higher at December 31, 2000.

Property, Plant, and Equipment, Net

Depreciation is recorded on a straight-line basis over the estimated useful lives of assets. Useful lives range from 10 to 40 years for buildings and improvements and from 3 to 25 years for machinery and equipment.

The company expenses start-up costs as incurred. Prior to January 1, 1999, certain start-up expenditures were capitalized and amortized over periods ranging from 3 to 5 years.

The company capitalizes certain costs related to the purchase and development of software used in its business. Such costs are amortized over the estimated useful lives of the assets, ranging from 3 to 12 years. Capitalized software development costs, net of amortization, were $64 million and $54 million at December 31, 2001, and 2000, respectively.

The company periodically reevaluates carrying values and estimated useful lives of long-lived assets to determine if adjustments are warranted. The company uses estimates of undiscounted cash flows from long-lived assets to determine whether the book value of such assets is recoverable over the assets' remaining useful lives.

In 2001, the company changed estimated useful lives for certain assets in the Protective and Flexible Packaging business in North America and Europe to be consistent with those used for similar assets in its other business segment. This change did not have a material impact on the company's financial position or cash flow and increased net income in 2001 by $1.2 million.

Goodwill and Intangibles, Net

Goodwill is amortized on a straight-line basis over 40 years. Capitalized intangible assets, primarily trademarks and patents, are amortized on a straight-line basis over periods ranging from 5 to 40 years.

Other Long-Term Assets

Grantor trusts were established at the time of the spin-off to pay certain compensation and supplemental retirement benefits to Pactiv employees and former employees of Tenneco. At December 31, 2001, funding for these benefits exceeded requirements by $12 million, and the excess was classified as current assets. At December 31, 2000, unpaid benefits were $28 million, for which offsetting liabilities were included in deferred credits and other liabilities in the statement of financial position.

Environmental Liabilities

Expenditures for compliance with environmental regulations that relate to ongoing operations are expensed or capitalized as appropriate. Expenditures for conditions that relate to operations that no longer contribute to the generation of sales are expensed as incurred or as warranted by environmental assessments. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and that costs can be reasonably estimated. Estimated liabilities are based on currently available facts, existing technology, and requirements of current laws and regulations, taking into consideration the likely effects of inflation and other factors. All available evidence is considered, including prior remediation experience with contaminated sites, other companies' clean-up experience, and data released by the U.S. Environmental Protection Agency or other organizations. Estimated liabilities are subject to revision in subsequent periods based on actual cost data or new information. Liabilities reflected in the statement of financial position are not discounted.

Sales Recognition

The company recognizes sales as products are shipped to customers.

Freight

The company records amounts billed to customers for shipping and handling as sales and records shipping and handling expenses as cost of sales.

General and Administrative Expenses

Included in selling, general, and administrative (SG&A) costs in the statement of income (loss) for 1999 were expenses totaling $43 million for the company's share of Tenneco's corporate, general, and administrative costs. Also included in the SG&A category for 1999 were costs aggregating $53 million for corporate administrative services that were not allocated by Tenneco to its business units.

Prior to the spin-off, the allocation of Tenneco's corporate general and administrative expenses was based on estimated effort devoted to Tenneco's various operations and the relative size of those operations based on sales, gross property value, and payroll. Pactiv's management believes such allocations were reasonable.

Research and Development

Research and development costs, which are expensed as incurred, totaled $44 million, $42 million, and $40 million in 2001, 2000, and 1999, respectively.

Advertising

Advertising production costs are expensed as incurred, while advertising media costs are expensed in the period in which the related advertising first takes place. Advertising expenses were $11 million, $3 million, and $25 million, in 2001, 2000, and 1999, respectively.

Income Taxes

The company utilizes the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recorded to reflect the future tax consequences of temporary timing differences between the tax and financial statement basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance if management determines that it is more likely than not that a portion of deferred tax assets will not be realized in a future period. Estimates used to recognize deferred tax assets are subject to revision in subsequent periods based on new facts or circumstances.

The company does not provide for U.S. federal income taxes on unremitted earnings of foreign subsidiaries in that it is management's present intention to reinvest those earnings in foreign operations. Unremitted earnings of foreign subsidiaries totaled $105 million at December 31, 2001. It is not practicable to determine the amount of U.S. federal income taxes that would be payable if those earnings were remitted.

In connection with the 1999 spin-off, the company entered into a tax-sharing agreement with Tenneco Automotive that provides, among other things, for the allocation between the parties of tax liabilities and assets applicable to periods prior to the spin-off. The company and Tenneco Automotive are liable for taxes pertaining to their respective businesses for periods prior to the spin-off.

Changes in Accounting Principles

In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", which requires that start-up costs be expensed as incurred. This standard also requires that previously capitalized start-up costs be expensed as a cumulative effect of change in accounting principles upon adoption. The company adopted SOP 98-5 on January 1, 1999, and recorded a related after-tax charge of $32 million (net of a $9 million tax benefit), or $0.19 per share, to expense previously capitalized start-up costs of its foreign and administrative service operations. If SOP 98-5 had been applied retroactively, net income for the year ended December 31, 1998, would have been reduced by $14 million (net of an $8 million tax benefit), or $0.08 per share.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133". In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment to SFAS No. 133. SFAS No. 133, as amended, requires that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded as either assets or liabilities measured at fair value and that changes in derivative instruments' fair value be recognized currently in earnings unless specific hedge-accounting criteria are met. The company adopted SFAS No. 133, as amended, on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the company was not required to record a transition adjustment. The adoption of SFAS No. 133 did not have a material effect on the earnings or financial position of the company.

In May 2000, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives". This issue addresses the recognition, measurement, and income-statement classification of various types of sales incentives, including discounts, coupons, rebates, and free products. With the company's fourth-quarter 2001 adoption of EITF No. 00-14, certain expenses that historically had been included in selling, general, and administrative costs were reclassified as deductions from sales for all periods presented herein.

In January 2001, the EITF reached a consensus on Issue 3 of No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future". This consensus requires that certain rebate offers and free products be reported as a reduction of sales. The impact of this issue, which the company adopted in the first quarter of 2001, on the company's consolidated financial statements was immaterial.

In April 2001, the EITF reached a consensus on Issue No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products". This consensus requires that consideration provided by a vendor to a purchaser of its products be recognized as a reduction of sales, except in those instances where an identifiable and measurable benefit is or will be received by the vendor from the purchaser. With the company's fourth-quarter 2001 adoption of EITF No. 00-25, certain expenses that historically had been included in selling, general, and administrative costs were reclassified as deductions from sales for all periods presented herein.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles are to be evaluated against these new criteria, which may result in certain intangibles being classified as goodwill, or vice versa. SFAS No. 142 does not permit goodwill and certain intangibles to be amortized, but requires that an impairment loss be recognized if recorded amounts exceed fair values. Effective January 1, 2002, the company adopted SFAS No. 142, which is expected to add approximately $19 million pretax, $14 million after tax, or $0.09 per share, to reported results on a going-forward basis. The company continues to evaluate the impact of this standard.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per share is calculated in the same manner; however, adjustments are made to reflect the potential issuance of dilutive shares.

Foreign-Currency Translation

Financial statements of international operations are translated into U.S. dollars using end-of-period exchange rates for assets and liabilities and the periods' weighted-average exchange rates for sales, expenses, gains, and losses. Translation adjustments are recorded as a component of shareholders' equity.

Risk Management

From time to time, the company uses derivative financial instruments, principally foreign-currency purchase and sale contracts with terms less than 1 year, to hedge its exposure to changes in foreign-currency exchange rates. Net gains or losses on such contracts are recognized in the income statement as offsets to foreign-currency gains or losses on the underlying transactions. In the statement of cash flows, cash receipts and payments related to hedge contracts are classified in the same way as cash flows from the transactions being hedged.

Interest-rate risk management is accomplished through the use of swaps to create synthetic debt instruments. Gains and losses on the settlement of swaps are recognized as reductions of or additions to interest expense. The company does not use derivative financial instruments for speculative purposes. See management's discussion and analysis for further details.

Stock-Based Compensation

The company follows requirements of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for stock options.

Estimates

Financial statement presentation requires management to make estimates and assumptions that affect reported amounts for assets, liabilities, sales, and expenses. Actual results may differ from such estimates.

Reclassifications

Certain prior-year amounts have been reclassified to conform with current-year presentation.

> NOTE 4 Unusual Items

Restructuring and Other

In the fourth quarter of 1998, a restructuring plan was adopted to reduce administrative and operating costs. As a result, Pactiv recorded a pretax charge against income from continuing operations of $32 million, $20 million after tax, or $0.12 per share. The restructuring plan involved the elimination of production lines and 104 positions at two plants, exiting four joint ventures, and the elimination of 184 administrative positions at business units and corporate headquarters. Related actions generally were executed in accordance with the company's initial plan. As a result of this restructuring, a total of 252 positions were eliminated as of December 31, 1999.

In the first quarter of 1999, a plan was adopted to realign company functions and to close Tenneco's headquarters facility in Greenwich, Connecticut. This plan, for which a $29 million restructuring charge, $17 million after tax, or $0.10 per share, was recorded, included the elimination of 40 positions. In the second quarter of 1999, $30 million was received in connection with the sale of the Greenwich facility. These restructuring actions were completed in 1999 and were executed in accordance with the company's initial plan.

In the fourth quarter of 1999, the company recorded a $154 million restructuring charge, $91 million after tax, or $0.54 per share, related to the decision to exit noncore businesses and to reduce overhead costs. The restructuring covered (1) the sale of the company's forest products and aluminum foil container businesses ($68 million), for which cash proceeds of $20 million were received in the fourth quarter of 1999; (2) the sale of certain assets of the company's administrative service and corporate aircraft operations ($10 million); (3) the impairment of long-lived assets of the company's packaging polyethylene business ($68 million); and (4) severance costs associated with the elimination of 161 positions, primarily in the company's international operations ($8 million). The impairment charge for the assets of the packaging polyethylene business was deemed necessary following completion of an evaluation of strategic alternatives for the business and represented the difference between the carrying value of the assets and the forecasted future cash flows of the business, computed on a discounted basis. These restructuring actions generally were completed in 2000; however, $1 million of the charge was reversed in the fourth quarter of 2000, as one planned product line consolidation was not undertaken and, as a result, 14 positions were not eliminated.

In the fourth quarter of 2000, the company recorded a restructuring charge of $71 million, $47 million after tax, or $0.29 per share. Of this amount, $45 million was for the impairment of assets held for sale, including those related to the packaging polyethylene business and the company's interest in Sentinel Polyolefins LLC, a protective-packaging joint venture. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. The remaining $26 million was related to the realignment of operations and the exiting of low-margin businesses in the company's Protective and Flexible Packaging segment. Specifically, this charge was for (1) plant closures in North America and Europe, including the elimination of 202 positions ($6 million); (2) other workforce reductions (187 positions), mainly in Europe ($6 million); (3) impairment of European long-lived assets held for sale ($10 million); and (4) asset write-offs related to the elimination of certain low-margin product lines ($4 million). The impairment charge for European assets was recorded following completion of an evaluation of strategic alternatives for the related businesses and represented the difference between the carrying value of the assets and their fair value based on market estimates. Restructuring-plan actions generally have been completed. Actual cash outlays for severance and other costs were $3 million less than originally estimated, as 78 fewer positions were eliminated, while charges for asset write-offs were approximately $3 million more than initially estimated. Additionally, the company recognized a benefit of $6 million, $4 million after tax, or $0.02 per share, in the fourth quarter of 2001, largely to reflect a lower loss than was originally recorded on the sale of the company's packaging polyethylene business.

In the fourth quarter of 2001, the company recorded a restructuring charge of $18 million, $10 million after tax, or $0.06 per share. Of this amount, $5 million was related to higher-than-anticipated expenses associated with the exit of small, noncore European businesses announced in the fourth quarter of 2000. The remaining $13 million reflected adoption of a restructuring plan to consolidate operations and reduce costs in both the Consumer and Foodservice/Food Packaging ($5 million) and Protective and Flexible Packaging ($8 million) segments. Specifically, this charge was for (1) plant closures and consolidations in North America and Europe, including the elimination of 283 positions ($10 million); (2) other workforce reductions (99 positions–$2 million); and (3) asset writedowns related to the exit of a North American product line ($1 million). The cash cost of executing these restructuring programs is anticipated to be approximately $5 million.

These restructurings yielded aggregate savings of approximately $75 million through the end of 2001, and additional savings are expected to be realized in 2002 ($11 million) and 2003 ($5 million), primarily reflecting lower cost of sales and lower selling, general, and administrative costs.

Amounts related to the restructuring plans described above are shown in the following table.

(In millions)	Severance	Asset impairment	Other	Total
1998 restructuring charge	$ 20	$ 12	$ –	$ 32
Cash payments	(5)	–	–	(5)
Charged to asset accounts	–	(12)	–	(12)
Balance at December 31, 1998	15	–	–	15
1999 restructuring charges	24	157	2	183
Cash payments	(31)	–	(1)	(32)
Charged to asset accounts	–	(157)	–	(157)
Balance at December 31, 1999	8	–	1	9
2000 restructuring charge	10	56	5	71
Cash payments	(6)	–	–	(6)
Charged to asset accounts	–	(56)	–	(56)
Reversal of prior charge	–	–	(1)	(1)
Balance at December 31, 2000	12	–	5	17
2001 restructuring charge	6	11	1	18
Cash payments	(7)	–	(1)	(8)
Charged to asset accounts	–	(11)	–	(11)
Reversal of prior charge	(3)	(3)	–	(6)
Changes in estimates	(2)	3	(1)	–
Balance at December 31, 2001	$ 6	$ –	$ 4	$ 10

Spin-off Transaction Costs

In the fourth quarter of 1999, the company recorded transaction costs related to the spin-off that reduced income before interest expense, income taxes, and minority interest; net income; and earnings per share by $136 million, $96 million, and $0.57, respectively. These costs were for special curtailment and termination benefits for former Tenneco employees ($72 million), professional services ($49 million), and separation from Tenneco operations ($15 million). In the fourth quarter of 2000 and 2001, the company reversed $20 million ($12 million after tax, or $0.08 per share) and $12 million ($7 million after tax, or $0.04 per share), respectively, of the previously recorded provisions for transaction costs to reflect lower-than-anticipated expenses. As of December 31, 2001, actions related to the spin-off transaction were substantially complete.

> NOTE 5 Transactions with Former Parent (Tenneco)

Combined Equity

Combined equity in the statement of changes in shareholders' equity at December 31, 1999, represented Tenneco's cumulative net investment in the combined businesses of the company. Changes in combined equity were comprised of net income (loss), net cash and noncash contributions from (distributions to) Tenneco, accumulated other comprehensive income (loss), changes in allocated corporate debt, and allocated corporate interest, net of tax.

Corporate Debt and Interest Allocation

Tenneco's historical practice had been to incur indebtedness for the consolidated group at the parent-company level and at a limited number of subsidiaries, rather than at the operating-company level. Consequently, prior to the spin-off, corporate debt and related interest expense were allocated to Pactiv generally based on the ratio of the company's net assets to Tenneco's consolidated net assets plus debt. Interest expense was allocated at a rate equivalent to the weighted-average cost of all corporate debt, which was 6.3% for 1999. Total interest expense allocated to the company in 1999 was $118 million. Although interest costs and related tax effects were allocated to the company for financial reporting purposes, Pactiv was not billed for these amounts. Changes in allocated corporate debt and allocated after-tax interest expense were included in combined equity.

Notes and Advances Receivable from Tenneco

In the statement of changes in shareholders' equity, amounts shown for cash contributions from (distributions to) Tenneco represented net cash changes in notes and advances receivable from the former parent. Historically, Tenneco had utilized notes and advances to manage cash funding requirements of its consolidated group. Amounts shown in the same statement for noncash contributions from (distributions to) Tenneco primarily reflect the transfer of assets and liabilities.

Employee Benefits

Certain employees of the company participated in Tenneco's stock-option and stock-purchase plans. The stock-option plan provided for the grant of stock options and other stock awards at prices not less than market value on the date of grant. In connection with the spin-off, outstanding Tenneco options held by Pactiv employees were replaced by options of the company, preserving the aggregate value of Tenneco options held prior to the spin-off. Tenneco's stock-purchase plan allowed employees to purchase stock at a 15% discount, subject to certain thresholds. Pactiv established a similar stock-purchase plan for its employees in April 2000. Employees of the company also participate in certain postretirement and pension plans of Tenneco. See notes 15 and 18 for information regarding these plans.

> NOTE 6 Acquisitions and Dispositions

During 1999, the company made three acquisitions (the packaging businesses of Whitesell Corporation and Schut Superflex B.V., and Simpla, SpA) and additional equity contributions to two joint ventures, investing a total of $24 million. All of the acquisitions were accounted for as purchases, wherein purchase prices were allocated to assets acquired and liabilities assumed based on fair values, and the excess of purchase prices over net assets was recorded as goodwill.

In December 1999, the company entered into an agreement to sell its aluminum foil reroll facility in Clayton, New Jersey, and its aluminum packer-processor facility in Shelbyville, Kentucky, for $44 million. The company recorded a related gain of $6 million, $4 million after tax, or $0.02 per share, during 2000 and used the proceeds from the transaction primarily to repay debt.

The company recorded a fourth-quarter 2000 impairment charge of $45 million, $29 million after tax, or $0.18 per share, for the impairment of assets held for sale, including those related to the packaging polyethylene business and the company's interest in Sentinel Polyolefins LLC. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. In the third quarter of 2001, the company refunded $7 million to the purchaser of the packaging polyethylene business as a final net asset adjustment. Also, as a part of the company's 2000 restructuring plan, certain small, noncore European businesses were disposed of in 2001, for which cash proceeds totaling $6 million were received in December 2001. See note 4 for additional information.

Discontinued Operations and Extraordinary Loss

Discontinued Operations

In April 1999, the company contributed the containerboard assets of its paperboard packaging operation to a newly formed joint venture, PCA. For the contribution, Pactiv received approximately $2 billion in cash and assumed debt and a 45% equity interest in PCA, which was subsequently reduced to 43% upon the issuance of equity to PCA's management. The equity interest in PCA was valued at approximately $200 million. In the first quarter of 1999, the company recorded an estimated loss of $293 million, $178 million after tax, or $1.07 per share, on the asset contribution, representing the amount by which the carrying value of the assets exceeded their fair value, less selling costs.

Assets contributed to the joint venture included four paper mills, 67 corrugated plants, and an ownership or leasehold interest in approximately 950,000 acres of timberland. Prior to the formation of the joint venture, the company borrowed $1.8 billion and used $1.2 billion of the proceeds to acquire assets under lease by the containerboard business and to purchase accounts receivable previously sold by this business to a third party. Remaining amounts borrowed ($600 million) were remitted to Tenneco.

In June 1999, the company sold the paperboard packaging operation's folding carton business to Caraustar Industries for $73 million and recorded a related gain of $14 million, $9 million after tax, or $0.05 per share.

In the fourth quarter of 1999, the company recorded an additional $53 million loss, $37 million after tax, or $0.21 per share, on the disposition of the paperboard packaging operation's businesses to reflect final working capital settlement amounts, revisions to actuarially determined estimates of pension-plan curtailment costs, and changes in estimates regarding retained liabilities.

In February 2000, the company sold 85% of its equity interest in PCA and used the net proceeds of $398 million primarily to repay debt. The company recorded a related gain of $224 million, $134 million after tax, or $0.80 per share. In the first half of 2001, the company sold its remaining interest in PCA for $87 million, which was used primarily to repay debt, and recorded an associated gain of $57 million, $28 million after tax, or $0.17 per share.

The company provides office space and certain administrative services to PCA under a transition-service agreement.

Net assets as of December 31, 2001, 2000, and 1999, and results of operations for the years then ended for the paperboard packaging operation were as follows:

Years ended December 31 (In millions)	2001	2000	1999
Net assets	$ –	$ 72	$ 195
Sales	$ –	$ –	$ 445
Income from operations before income taxes	–	–	32
Gain (loss) on sale of containerboard business	57	224	(343)
Gain on sale of folding carton business	–	–	11
Income (loss) before interest and income taxes	57	224	(300)
Income tax expense (benefit)	29	90	(112)
Income (loss) before interest allocation	28	134	(188)
Allocated interest expense, net of income tax	–	–	5
Income (loss) from discontinued operations	$ 28	$ 134	$ (193)

Pactiv has retained responsibility for certain contingent liabilities of its former paperboard packaging businesses and has recorded related reserves where, in the judgment of management, it is probable that a quantifiable liability exists. Management believes that these liabilities will not have a material effect on the results of operations or financial position of the company.

In connection with the formation of the PCA joint venture, Pactiv entered into a 5-year agreement to purchase corrugated products from PCA on an arm's length basis.

Extraordinary Loss

In the first quarter of 1999, the company recorded an extraordinary loss of $7 million (net of a $3 million tax benefit), or $0.04 per share, on the early retirement of debt.

Long-Term Debt, Short-Term Debt, and Financing Arrangements

General

At the time of the spin-off, the company made a one-time draw of $300 million under a $1.5 billion term-loan facility at a floating interest rate based on LIBOR, adjusted for reserve requirements, plus a specified margin. Borrowings under this facility were repaid in the first quarter of 2000 following the sale of the majority of the company's equity interest in PCA.

In November 1999, the company entered into a 5-year, $750 million revolving-credit agreement and a 364-day, $250 million revolving-credit agreement. As of September 27, 2000, the 364-day agreement was extended for an additional 364-day period and total availability under the agreement was increased to $300 million. The company elected not to renew the agreement upon its September 26, 2001, expiration.

Long-Term Debt

December 31 (In millions)	2001	2000
Pactiv Corporation		
Borrowings under 5-year, $750 million revolving-credit agreement	$ 36	$ 381
Notes due 2005, effective interest rate of 7.2%, net of $4 million unamortized discount	295	295
Notes due 2007, effective interest rate of 8.0%	98	98
Debentures due 2017, effective interest rate of 8.1%	300	299
Debentures due 2025, effective interest rate of 8.0%, net of $1 million unamortized discount	275	275
Debentures due 2027, effective interest rate of 8.4%, net of $4 million unamortized discount	196	196
Subsidiaries		
Notes due 2002 through 2016, average effective interest rate of 9.0% in 2001, and 9.5% in 2000	14	17
Less current maturities	(3)	(1)
Total long-term debt	$1,211	$1,560

Aggregate maturities and sinking-fund requirements for debt outstanding at December 31, 2001, are $3 million, $2 million, $38 million, $300 million, $1 million, and $879 million for 2002, 2003, 2004, 2005, 2006, and thereafter, respectively.

At December 31, 2001, the total amount of floating-rate, long-term debt was $36 million. As of December 31, 2001, the company was in full compliance with financial and other covenants in the various credit agreements.

Short-Term Debt

December 31 (In millions)	2001	2000
Current maturities of long-term debt	$ 3	$ 1
Other	4	12
	$ 7	$ 13

The company uses lines of credit and overnight borrowings to finance certain of its short-term capital requirements. Information regarding short-term debt is shown below.

(Dollars in millions)	2001 (a)	2000 (a)
Borrowings at end of year	$ 4	$ 12
Weighted-average interest rate on borrowings at end of year	10.8%	7.0%
Maximum month-end borrowings during year	27	320
Average month-end borrowings during year	11	86
Weighted-average interest rate on average month-end borrowings during year	8.1%	7.7%

(a) Includes borrowings under committed credit facilities and uncommitted lines of credit.

Financing Arrangements

	Committed credit facilities (a)			
(Dollars in millions)	Term	Commitments	Utilized	Available
Credit agreements				
5-year revolving-credit agreement	2004	$750	$ 36	$714

(a) Agreements call for the payment of utilization fees on borrowings and facility fees on commitments.

In conjunction with the realignment of Tenneco debt, the company paid bank facility fees of $10 million and entered into an interest-rate swap to hedge its exposure to interest-rate movement. The company settled this swap in November 1999 at a loss of $43 million. Both the loss on the swap and the bank facility fees are being recognized as additional interest expense over the average life of the underlying debt.

> NOTE 9 Financial Instruments

Asset and Liability Instruments

At December 31, 2001, and 2000, the fair value of cash and temporary cash investments, short- and long-term receivables, accounts payable, and short- and long-term debt were considered to be the same as, or not materially different from, amounts recorded for these assets and liabilities.

Instruments with Off-Balance-Sheet Risk

From time to time, Pactiv enters into foreign-currency forward contracts with terms of less than 1 year to mitigate its exposure to exchange-rate changes related to third-party trade receivables and accounts payable. The following table summarizes foreign-currency contracts entered into by the company at December 31, 2001.

	Notional amount	
(In millions)	Purchase	Sell
Foreign currency contracts		
Euros	$ 16	$ 104
British pounds	258	265
Canadian dollars	11	20
U.S. dollars	238	131
	$ 523	$ 520

Based on exchange rates at December 31, 2001, the cost of replacing these contracts in the event of nonperformance by the counter parties would not be material.

In the first quarter of 2001, the company entered into interest-rate swap agreements that effectively convert floating-rate debt on its synthetic-lease obligations to fixed-rate debt. This action was taken to reduce the company's exposure to interest-rate risk. These swaps are accounted for as cash flow hedges, with changes in value recorded as accumulated other comprehensive income, a component of shareholders' equity. As of December 31, 2001, $5 million of deferred net losses on derivative instruments was recorded in other comprehensive income. Because of the highly effective nature of the swaps (as defined in SFAS No. 133), there was no impact on the earnings of the company.

See notes 3 and 20 to the financial statements for additional information concerning instruments with off-balance-sheet risk.

Lines of Credit and Guarantees

The company, from time to time, utilizes various short-term lines of credit to finance operations. Total committed lines of credit were $31 million and $32 million at December 31, 2001, and December 31, 2000, respectively. Certain lines of credit are backed by payment and performance guarantees. Borrowings under lines of credit were not material at December 31, 2001, or December 31, 2000.

> NOTE 10 Inventories

December 31 (In millions)	2001	2000
Finished goods	$ 209	$ 238
Work in process	43	55
Raw materials	50	76
Other materials and supplies	30	32
	$ 332	$ 401

> NOTE 11 Goodwill and Intangibles, Net

December 31 (In millions)	2001	2000
Goodwill	$ 615	$ 643
Intangibles		
Trademarks	134	138
Patents	144	151
Other	15	8
	$ 908	$ 940

Goodwill amortization amounted to $19 million, $20 million, and $20 million in 2001, 2000, and 1999, respectively. Amortization of intangible assets was $13 million, $15 million, and $15 million in 2001, 2000, and 1999, respectively. With the January 1, 2002, adoption of SFAS No. 142, the company no longer will amortize goodwill. The company continues to evaluate the impact of this standard. See management's discussion and analysis for further information concerning the adoption of SFAS No. 142.

> NOTE 12 Property, Plant and Equipment, Net

December 31 (In millions)	2001	2000
Original cost		
Land, buildings, and improvements	$ 475	$ 471
Machinery and equipment	1,311	1,259
Other, including construction in progress	159	140
	1,945	1,870
Less accumulated depreciation and amortization	(672)	(639)
	$ 1,273	$ 1,231

> NOTE 13 Other Long-Term Assets

December 31 (In millions)	2001	2000
Grantor trust	$ –	$ 28
Investments in joint ventures	3	3
Other	70	81
	$ 73	$ 112

> NOTE 14 Income Taxes

The domestic and foreign components of income (loss) from continuing operations before income taxes were as follows:

(In millions)	2001	2000	1999
U.S. income (loss) before income taxes	$ 276	$ 215	$ (212)
Foreign income (loss) before income taxes	8	(8)	53
Total income (loss) before income taxes	$ 284	$ 207	$ (159)

Following is a comparative analysis of the components of income tax expense (benefit) applicable to continuing operations:

(In millions)	2001	2000	1999
Current			
Federal	$ 2	$ 10	$ (74)
State and local	5	2	17
Foreign	(1)	7	10
	6	19	(47)
Deferred			
Federal	98	69	(20)
State and local	9	10	3
Foreign	5	(7)	17
	112	72	–
Total income tax expense (benefit)	$ 118	$ 91	$ (47)

Current income tax expense for 1999 included tax benefits of $38 million related to the allocation of interest expense by the former parent. A reconciliation of the difference between the U.S. statutory federal income tax rate and the company's effective income tax rate is shown in the following table.

	2001	2000	1999
U.S. federal income tax rate	35.0 %	35.0 %	(35.0) %
Increase (reduction) in income tax rate resulting from:			
Foreign income taxed at various rates	0.4	0.5	4.4
State and local taxes on income, net of U.S. federal income tax benefit	3.1	3.4	3.2
Amortization of nondeductible goodwill	1.1	3.4	2.5
Spin-off transaction items	–	–	(6.3)
Other	1.9	1.7	1.6
Effective income tax rate	41.5 %	44.0 %	(29.6)%

Summarized below are the components of the company's net deferred tax liability.

December 31 (In millions)	2001	2000
Deferred tax assets		
Tax-loss carryforwards		
U.S.	$ 2	$ 19
State and local	1	1
Foreign	17	11
Alternative minimum tax-credit carryforward	26	21
Postretirement benefits	51	53
Restructuring reserves	17	32
Other items	55	64
Valuation allowance	(13)	(11)
Net deferred tax assets	156	190
Deferred tax liabilities		
Property and equipment	229	208
Pensions	390	349
Other items	74	36
Total deferred tax liabilities	693	593
Net deferred tax liabilities	$ 537	$ 403

The company had $6 million of U.S. federal tax-loss carryforwards at December 31, 2001, which will expire in 2019. At December 31, 2001, the company had $15 million of state tax-loss carryforwards, which will expire at various dates from 2001 to 2014. Pactiv had $52 million of foreign tax-loss carryforwards at December 31, 2001, of which $22 million will expire at various dates from 2003 to 2011, with the remainder having unlimited lives. The valuation allowance for deferred tax assets ($13 million at December 31, 2001) was recorded to recognize the potential inability to utilize certain foreign tax-loss carryforwards.

> NOTE 15 Common Stock

The company has 350 million authorized shares of common stock ($0.01 par value), of which 159,431,382 shares were issued and outstanding as of December 31, 2001.

Reserved

Reserved shares (In thousands)	
Thrift plans	3,016
Stock-ownership plan	23,952
Employee stock-purchase plan	3,192
	30,160

Stock Plans

Stock-Ownership Plan - In November 1999, the company initiated a stock-ownership plan that permits the granting of a variety of awards, including common stock, restricted stock, performance shares, stock appreciation rights, and stock options to directors, officers, and employees. Under the plan, which will terminate on November 4, 2004, up to 24,000,000 shares of common stock can be issued. In December 1996, Pactiv's former parent, Tenneco, initiated a similar plan under which certain key employees of Pactiv were granted restricted stock. In connection with the spin-off, outstanding restricted stock of Tenneco became fully vested, and, as a result, the company recorded an after-tax compensation expense of $7 million in 1999. All Tenneco stock options granted to Pactiv employees before the spin-off were canceled and replaced with options to purchase the company's common stock. In this connection, the number of Pactiv options received were such that the aggregate value of options before and after the spin-off were equal.

The company granted restricted stock under the stock-ownership plan to certain key employees. These awards generally require that, among other things, grantees remain with the company during the restriction period. Performance shares granted under the plan vest upon the attainment of specified performance goals in the 3 years following the date of grant.

Details of performance- and restricted-stock balances are shown below.

	Performance shares	Restricted shares
Outstanding, January 1, 2000	147,000	48,381
Granted	21,000	–
Canceled	(24,000)	(18,143)
Outstanding, December 31, 2000	144,000	30,238
Granted	394,557	–
Canceled	(10,665)	–
Outstanding, December 31, 2001	527,892	30,238

Summarized below are stock options issued by Pactiv.

	Shares under option	Weighted-average exercise price
Outstanding, January 1, 2000	11,035,674	$ 27.96
Granted	2,987,575	12.99
Exercised	–	–
Canceled	(1,630,407)	28.02
Outstanding, December 31, 2000	12,392,842	24.34
Exercisable, December 31, 2000	5,491,951	35.94
Outstanding, January 1, 2001	12,392,842	24.34
Granted	2,509,382	16.23
Exercised	(33,283)	12.59
Canceled	(1,440,436)	29.64
Outstanding, December 31, 2001	13,428,505	22.29
Exercisable, December 31, 2001	5,607,768	32.00

Stock options expire 10 to 20 years from date of grant and vest over periods ranging from 1 to 3 years.

The weighted-average fair value of options granted by the company in 2001 ($6.15) and 2000 ($4.57) was determined using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000
Actuarial assumptions		
Risk-free interest rate	4.3%	5.9%
Life	4.4 years	5.0 years
Volatility	41.1%	36.6%

The company exchanged Tenneco options for Pactiv options at the date of the spin-off. Black-Scholes option-pricing model assumptions and fair value for these options were as follows: risk-free interest rate – 5.4%; life – 10.0 years; volatility – 27.0%; expected dividend yield – 3.5%; weighted-average fair value – $9.04.

Summarized below is information about stock options outstanding at December 31, 2001.

	Outstanding options			Exercisable options	
	Number	Weighted-average remaining contractual life	Weighted-average exercise price	Number	Weighted-average exercise price
Range of exercise price					
$ 7 to $12	2,318,413	8.8 years	$11.66	781,875	$11.63
$13 to $21	6,233,095	8.6	14.57	503,484	13.47
$22 to $29	–	–	–	–	–
$30 to $37	2,322,848	12.0	34.13	1,768,260	34.76
$38 to $45	2,554,149	9.4	40.00	2,554,149	40.00
	13,428,505			5,607,768	

The company follows requirements of APB Opinion No. 25 in accounting for stock-based compensation plans and recorded after-tax stock-based compensation expense of $2 million, $2 million, and $8 million in 2001, 2000, and 1999, respectively. Had stock-based compensation costs been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the company's pro-forma net income for 2001, 2000, and 1999 would have been reduced by $9 million, or $0.06 per share, $10 million, or $0.06 per share, and $7 million, or $0.04 per share, respectively.

Employee Stock-Purchase Plan - In April 2000, the company established a stock-purchase plan that allows U.S. and Canadian employees to purchase Pactiv common stock at a 15% discount, subject to an annual limitation of $21,240. In 2001 and 2000, employees purchased 448,910 and 463,412 shares, respectively, of Pactiv stock with a weighted-average price of $10.46 and $7.25, respectively. Under a similar Tenneco plan, Pactiv employees purchased 184,370 shares of Tenneco stock in 1999 with a weighted-average fair value of $4.30. Since the spin-off, the company's employees no longer participate in the former parent's plan.

Grantor Trust - In November 1999, the company established a grantor trust and reserved 3,200,000 shares of Pactiv common stock for the trust. These shares were issued to the trust in January 2000. This so-called "rabbi trust" is designed to assure the payment of deferred-compensation and supplemental-pension benefits. These shares are not considered to be outstanding.

Qualified Offer Rights Plan

In November 1999, Pactiv adopted a qualified offer rights plan (QORP) to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the company in a transaction that would not be in the best interests of shareholders. Under the plan, if a person becomes the beneficial owner of 20% or more of the company's outstanding common stock, other than pursuant to a qualified offer, each right will entitle its holder to purchase common stock having a market value of twice the right's exercise price, but rights held by the 20%-or-more holder would not be exercisable.

Rights are not exercisable in connection with a qualified offer, which is defined as an all-cash tender offer for all outstanding shares of common stock that is fully financed, remains open for a period of at least 60 business days, results in the offeror owning at least 85% of the common stock after consummation of the offer, assures a prompt second-step acquisition of shares not purchased in the initial offer at the same price as the initial offer, and meets certain other requirements.

In connection with the adoption of the QORP, the board of directors also adopted an evaluation mechanism that calls for an independent board committee to review, on an ongoing basis, the QORP and developments in rights plans in general and, if it deems appropriate, to recommend modification or termination of the plan. The independent committee is required to report to the board at least every 3 years as to whether the QORP continues to be in the best interest of shareholders.

Earnings Per Share

In connection with the spin-off, one share of Pactiv common stock was issued for each share of Tenneco common stock then owned. Accordingly, basic earnings per share for 1999 were calculated using the former parent's weighted-average number of shares outstanding from January 1, 1999, to November 4, 1999, and the weighted-average number of Pactiv shares outstanding from November 5, 1999, to December 31, 1999. Diluted earnings per share is calculated in the same manner, but adjustments are made for the potential issuance of additional shares related to stock options, restricted stock, and performance shares.

Earnings (loss) from continuing operations per share of common stock outstanding were computed as follows:

(In millions, except share and per-share data)	2001 (Consolidated)	2000 (Consolidated)	1999 (Combined)
Basic earnings per share			
Income (loss) from continuing operations	$ 165	$ 113	$ (112)
Average number of shares of common stock outstanding	158,833,296	161,722,021	167,405,315
Basic earnings (loss) from continuing operations per share	$ 1.04	$ 0.70	$ (0.67)
Diluted earnings per share			
Income (loss) from continuing operations	$ 165	$ 113	$ (112)
Average number of shares of common stock outstanding	158,833,296	161,722,021	167,405,315
Effect of dilutive securities			
Restricted stock	18,097	–	
Stock options	498,634	1,406	
Performance shares	177,143	55,313	
Average number of shares of common stock outstanding including dilutive securities	159,527,170	161,778,740	167,663,438
Diluted earnings (loss) from continuing operations per share	$ 1.03	$ 0.70	$ (0.67)

In accordance with a stock-repurchase plan announced in February 2000, the company acquired 11,742,951 shares of its common stock in 2000 at an average price of $8.50 per share for a total outlay of $100 million.

> NOTE 16 Preferred Stock

Pactiv had 50 million shares of preferred stock ($0.01 par value) authorized but unissued at December 31, 2001. The company has reserved 750,000 preferred shares as junior preferred stock for the QORP.

> NOTE 17 Minority Interest

In December 2001, the company redeemed for $15 million the preferred stock of a Pactiv subsidiary issued in 1997 in connection with the N.V. Koninklijke KNP BT acquisition. This amount had previously been recorded as minority interest in the company's statement of financial position. Remaining amounts at December 31, 2001, and 2000, primarily represented the company's interest in a joint venture in China.

> NOTE 18 Pension Plans and Other Postretirement Benefits

The company has pension plans that cover substantially all of its employees. Benefits are based on years of service and, for most salaried employees, final-average compensation. The company's funding policy is to contribute to the plans amounts necessary to satisfy requirements of federal laws and regulations. Plan assets consist principally of equity and fixed-income securities. Effective with the spin-off, Pactiv became the sponsor of Tenneco's retirement plans, retaining their assets and assuming the obligation to provide pension benefits to participating employees of Tenneco Automotive and other former subsidiaries and affiliates of Tenneco. For Tenneco Automotive employees, benefits accrued under these plans were frozen as of November 30, 1999.

The company has postretirement health-care and life-insurance plans that cover certain of its salaried and hourly employees. For salaried employees, the plans cover individuals who retire on or after attaining age 55 with at least 10 years of service after reaching age 45. For hourly employees, postretirement benefit plans cover individuals who retire in accordance with the various provisions of such plans. Benefits may be subject to deductibles, co-payments, and other limitations. The company reserves the right to change post-retirement plans, which are not funded.

Financial data pertaining to the company's pension and postretirement benefit plans appear below.

	Pension plans		Postretirement plans	
(In millions)	2001	2000	2001	2000
Changes in projected benefit obligations				
Benefit obligations at September 30 of the previous year	$3,195	$3,139	$ 77	$ 73
Currency rate conversion	(2)	(4)	–	–
SFAS 88 adjustment	–	(22)	–	–
Service cost of benefits earned	30	30	1	1
Interest cost on benefit obligations	231	224	6	5
Plan amendments	6	1	11	–
Actuarial loss	166	68	12	9
Benefits paid	(236)	(241)	(12)	(11)
Participant contributions	–	–	1	1
Benefit obligations at September 30	$3,390	$3,195	$ 96	$ 78
Changes in fair value of plan assets				
Fair value at September 30 of the previous year	$4,508	$4,120	$ –	$ –
Currency rate conversion	(2)	(3)	–	–
Actual return on plan assets	(709)	599	–	–
Employer contributions	(1)	32	11	10
Participant contributions	1	1	1	1
Benefits paid	(236)	(241)	(12)	(11)
Fair value at September 30	$3,561	$4,508	$ –	$ –
Development of amounts recognized in the statement of financial position				
Funded status at September 30	$ 171	$1,313	$ (96)	$ (78)
Contributions during the fourth quarter	(8)	(8)	3	3
Unrecognized cost				
Actuarial loss (gain)	851	(396)	30	24
Prior-service cost	28	26	9	(3)
Transition asset	(1)	(7)	–	–
Net amount recognized at December 31	$1,041	$ 928	$ (54)	$ (54)
Amounts recognized in the statement of financial position				
Prepaid benefit cost	$1,070	$ 957	$ –	$ –
Accrued benefit cost	(36)	(30)	(54)	(54)
Intangible assets	1	1	–	–
Accumulated other comprehensive income	6	–	–	–
Net amount recognized at December 31	$1,041	$ 928	$ (54)	$ (54)

The impact of pension plans on income from continuing operations was as follows:

(In millions)	2001	2000	1999
Service cost of benefits earned	$ (30)	$ (30)	$ (39)
Interest cost on benefit obligations	(231)	(224)	(223)
Expected return on plan assets	373	349	340
Actuarial loss	–	–	(9)
Prior-service cost	(5)	(6)	(9)
SFAS No. 87 transition gain	6	19	21
Settlement/curtailment gain	–	–	5
Total pension-plan income	$ 113	$ 108	$ 86

Pension plan related amounts included in the statement of financial position appear below.

December 31 (In millions)	2001	2000
Current assets	$ 5	$ 5
Noncurrent assets	1,045	945
Noncurrent liabilities	7	8

Actuarial assumptions used to determine costs and benefit obligations for the pension plans are shown below.

September 30	2001	2000	1999
Actuarial assumptions			
Discount rate	7.25%	7.5%	7.5%
Compensation increases	4.9	4.9	4.9
Return on assets	9.5	9.5	10.0

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets were $84 million, $74 million, and $39 million, respectively, at September 30, 2001, and $34 million, $31 million, and $1 million, respectively, at September 30, 2000.

The impact of postretirement benefit plans on continuing operations was as follows:

(In millions)	2001	2000	1999
Service cost of benefits earned	$ 1	$ 1	$ 1
Interest cost on benefit obligations	6	5	5
Prior-service cost	–	–	(1)
(Gain) loss	5	1	1
Total postretirement benefit plan costs	$ 12	$ 7	$ 6

Actuarial assumptions used to determine postretirement benefit obligations follow:

	2001	2000	1999
Actuarial assumptions			
Health-care cost trend (a)	10.0%	5.0%	5.0%
Discount rate	7.25	7.5	7.5

(a) Assumed to decline to 5% over 5 years.

Increasing the assumed health-care cost trend 1% each year would increase 2001, 2000, and 1999 postretirement benefit obligations by approximately $2 million each year; however, the aggregate of service and interest costs would not change for 2001, 2000, or 1999.

Decreasing the assumed health-care cost trend 1% each year would decrease 2001, 2000, and 1999 postretirement benefit obligations by approximately $2 million each year but would not change the aggregate of service and interest costs for 2001, 2000, and 1999.

In accordance with current Employee Retirement Income Security Act regulations, the company funded $9 million of its postretirement benefit obligations with excess pension-plan assets in both 2001 and 2000.

> NOTE 19 Segment and Geographic Area Information

The company has three operating segments: Consumer and Foodservice/Food Packaging, which relates to the manufacture and sale of disposable plastic, molded-fiber, pressed-paperboard, and aluminum packaging products for the consumer, foodservice, and food-packaging markets; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fiber products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative service operations and retiree-benefit income and expense.

Prior to the spin-off, the combined results of the Consumer and Foodservice/Food Packaging and Protective and Flexible Packaging businesses were reported under the specialty packaging segment by Tenneco. During the fourth quarter of 1999, the company modified the composition of its operating units to reflect changes in its management reporting structure triggered by the spin-off. Segment information for the first three quarters of 1999 has been restated to conform with current segment presentation.

The accounting policies of the segments are the same as those described in note 3. Products are transferred between segments and among geographic areas at, as nearly as possible, market value. No one customer accounted for more than 10% of the company's 2001 sales. In general, the company's backlog of orders is not material.

The following table sets forth certain segment information.

(In millions)	Segment: Consumer and Foodservice/ Food Packaging	Segment: Protective and Flexible Packaging	Segment: Other	Reclassifications and eliminations	Total
At December 31, 2001, and for the year then ended					
Sales to external customers	$ 1,997	$ 815	$ –	$ –	$ 2,812
Depreciation and amortization	129	38	10	–	177
Income before interest, income taxes, and minority interest	288(a)	29(b)	74(c)	–	391
Income from discontinued operations	–	–	28	–	28
Total assets	2,005	729	1,451(d)	(125)	4,060
Investment in affiliated companies	1	1	–	–	2
Capital expenditures	112	27	6	–	145
Noncash items other than depreciation and amortization	(7)	14	(106)(e)	–	(99)
At December 31, 2000, and for the year then ended					
Sales to external customers	$ 2,201	$ 851	$ –	$ –	$ 3,052
Depreciation and amortization	131	43	11	–	185
Income before interest, income taxes, and minority interest	254(a)	5(b)	82(c)	–	341
Income from discontinued operations	–	–	134	–	134
Total assets	1,989	827	1,496(d)	(89)	4,223
Net assets of discontinued operations	–	–	72	–	72
Investment in affiliated companies	1	2	–	–	3
Capital expenditures	106	27	2	–	135
Noncash items other than depreciation and amortization	26	29	(113)(e)	–	(58)
At December 31, 1999, and for the year then ended					
Sales to external customers	$ 2,132	$ 896	$ –	$ –	$ 3,028
Depreciation and amortization	129	39	16	–	184
Income (loss) before interest, income taxes, and minority interest	192(a)	(2)(b)	(203)(c)	–	(13)
Loss from discontinued operations	–	–	(193)	–	(193)
Extraordinary loss	–	–	(7)	–	(7)
Cumulative effect of change in accounting principles	(1)	(16)	(15)	–	(32)
Total assets	2,503	955	1,450(d)	(320)	4,588
Net assets of discontinued operations	–	–	195	–	195
Investment in affiliated companies	–	19	–	–	19
Capital expenditures	138	33	2	–	173
Noncash items other than depreciation and amortization	88	65	(75)(e)	–	78

(a) Includes restructuring and other charges (credits) of $(1) million, $31 million, and $66 million in 2001, 2000, and 1999, respectively.

(b) Includes restructuring and other charges of $13 million, $39 million, and $77 million in 2001, 2000, and 1999, respectively.

(c) Includes pension-plan income; unallocated corporate expenses; restructuring and other charges of $40 million in 1999; spin-off transaction cost reversals of $12 million and $20 million in 2001 and 2000, respectively; and spin-off transaction costs of $136 million in 1999.

(d) Includes assets related to pension plans and administrative service operations.

(e) Includes pension-plan income.

The following table sets forth certain geographic area information.

(In millions)	Geographic area			
	United States	Foreign(a)	Reclassifications and eliminations	Total
At December 31, 2001, and for the year then ended				
Sales to external customers (b)	$ 2,262	$ 550	$ –	$ 2,812
Long-lived assets (c)	2,203	186	–	2,389
Total assets	3,560	537	(37)	4,060
At December 31, 2000, and for the year then ended				
Sales to external customers (b)	$ 2,490	$ 562	$ –	$ 3,052
Long-lived assets (c)	2,189	217	–	2,406
Total assets	3,775	601	(35)	4,341
At December 31, 1999, and for the year then ended				
Sales to external customers (b)	$ 2,427	$ 601	$ –	$ 3,028
Long-lived assets (c)	2,252	254	–	2,506
Total assets	3,940	666	(18)	4,588

(a) Sales to external customers and long-lived assets for individual countries (primarily in Europe) were not material.
(b) Geographic assignment is based on location of selling business.
(c) Long-lived assets include all long-term assets other than net assets of discontinued operations, goodwill, intangibles, and deferred taxes.

> NOTE 20 Commitments and Contingencies

Capital Commitments

The company estimates that the completion of projects authorized at December 31, 2001, and for which commitments have been made will require expenditures of approximately $93 million in 2002.

Purchase Commitments

The company occasionally enters into short-term forward contracts with third parties to fix a portion of the cost of natural gas used internally. Several of such contracts remained open at December 31, 2001.

In December 1999, the company entered into an agreement with one of its vendors to purchase certain materials at prices within a specified range. Effective December 2001, this agreement was terminated by mutual consent.

Lease Commitments

In November 1999, Pactiv entered into a $175 million synthetic-lease agreement with a third-party lessor and various lenders to restructure or replace certain existing operating leases and public warehouse arrangements and to facilitate additional leasing arrangements for other operating facilities. The synthetic-lease facility, which expires in November 2005, contains customary terms and conditions covering, among other things, residual-value guarantees, default provisions, and financial covenants. Cancellation of the lease agreement, either before or at expiration, would require the company to make a termination payment of $169 million, which represents off-balance-sheet debt in that related funding might require the company to obtain alternative financing for the properties.

Operating leases for the company's corporate headquarters building and certain of its warehouse facilities are covered by the synthetic-lease agreement. Following the initial lease periods for the properties, the company may extend the leases on terms negotiated with the lessors or purchase the leased assets under specified conditions. If the leases are not extended or the purchase options are not exercised, the company is required to make guaranteed residual payments to the lessors that may be refunded partially or in full depending on the amounts received by the lessors upon the sale of the properties. Lease agreements for these properties require the company to satisfy certain financial-ratio tests. Annual lease payments under the synthetic-lease agreement are expected to total approximately $11 million in 2002, 2003, and 2004, and $9 million in 2005.

Certain of the company's facilities, equipment, and other assets are leased under long-term arrangements. Minimum lease payments under noncancelable operating leases with lease terms in excess of 1 year are expected to total $31 million, $23 million, $17 million, $11 million, and $9 million for 2002, 2003, 2004, 2005, and 2006, respectively; and $36 million for subsequent years.

Commitments under capital leases are not significant. Total rental costs for continuing operations for 2001, 2000, and 1999 were $40 million, $43 million, and $54 million, respectively, which included minimum rentals under noncancelable operating leases of $35 million, $33 million, and $38 million for the corresponding periods.

Litigation

In May 1999, Tenneco, Pactiv, and a number of containerboard manufacturers were named as defendants in a civil, class-action antitrust lawsuit pending in the U.S. district court for the eastern district of Pennsylvania. The company also was named as a defendant in a related class-action antitrust lawsuit. The lawsuits allege that the defendants conspired to raise linerboard prices for corrugated containers and corrugated sheets from October 1, 1993, through November 30, 1995, in violation of Section 1 of the Sherman Act. The lawsuits seek treble damages of unspecified amounts, plus attorneys' fees. Pactiv's management believes that the allegations have no merit and is vigorously defending the claims. Pactiv is responsible for defending the claims against Tenneco and for any liability resulting therefrom.

The company is party to other legal proceedings arising from its operations.

Management believes that the outcome of all of these legal matters, individually and in the aggregate, will not have a material adverse effect on the company's earnings or financial position.

Environmental Matters

The company is subject to a variety of environmental and pollution-control laws and regulations in all jurisdictions in which it operates. Pactiv provides related reserves where it is probable that liabilities exist and where reasonable estimates of the liabilities can be made. Estimated liabilities are subject to change as more information becomes available regarding the magnitude of possible clean-up costs and the cost and effectiveness of alternative clean-up technologies. However, management believes that any additional costs that may be incurred as more information becomes available will not have a material effect on the earnings or financial condition of the company.

> NOTE 21 Subsequent Events

On January 4, 2002, the company purchased MSP Schmeiser GmbH , a German medical products company, for $3 million.

> NOTE 22 Quarterly Financial Data (Unaudited)

(In millions)	Sales	Income from continuing operations	Income from discontinued operations	Net income
2001				
First quarter	$ 680	$ 29	$ 4	$ 33
Second quarter	728	45	24	69
Third quarter	694	45	–	45
Fourth quarter	710	46	–	46
	$ 2,812	$ 165	$ 28	$ 193
2000				
First quarter	$ 722	$ 29	$ 134	$ 163
Second quarter	795	39	–	39
Third quarter	757	38	–	38
Fourth quarter	778	7	–	7
	$ 3,052	$ 113	$ 134	$ 247

	Basic earnings per share of common stock			Diluted earnings per share of common stock		
(In millions)	Continuing operations	Discontinued operations	Net income	Continuing operations	Discontinued operations	Net income
2001(a)						
First quarter	$ 0.18	$ 0.02	$ 0.20	$ 0.18	$ 0.02	$ 0.20
Second quarter	0.28	0.15	0.43	0.28	0.15	0.43
Third quarter	0.28	–	0.28	0.28	–	0.28
Fourth quarter	0.29	–	0.29	0.29	–	0.29
	$ 1.04	$ 0.17	$ 1.21	$ 1.03	$ 0.17	$ 1.20
2000 (a)						
First quarter	$ 0.17	$ 0.80	$ 0.97	$ 0.17	$ 0.80	$ 0.97
Second quarter	0.24	–	0.24	0.24	–	0.24
Third quarter	0.24	–	0.24	0.24	–	0.24
Fourth quarter	0.05	–	0.05	0.05	–	0.05
	$ 0.70	$ 0.83	$ 1.53	$ 0.70	$ 0.83	$ 1.53

(a) The sum of amounts shown for individual quarters may not equal the total for the year because of changes in the weighted-average number of shares outstanding throughout the year.
The preceding notes are an intregal part of the foregoing financial statements.

Selected Financial Data

For the years ended December 31 (a) (In millions, except per-share data)	2001	2000	1999	1998	1997
Statement of Income (Loss)					
Sales					
Consumer and Foodservice / Food Packaging	$ 1,997	$ 2,201	$ 2,132	$ 2,048	$ 2,017
Protective and Flexible Packaging	815	851	896	835	605
Other	–	–	–	6	10
Total	2,812	3,052	3,028	2,889	2,632
Income (loss) from continuing operations before interest expense, income taxes, and minority interest	391	341	(13)	283	306
Interest expense, net of interest capitalized	107	134	146	133	124
Income tax expense (benefit)	118	91	(47)	67	75
Minority interest	1	3	–	1	1
Income (loss) from continuing operations	165	113	(112)	82	106
Income (loss) from discontinued operations, net of income tax	28	134	(193)	57	21
Extraordinary loss, net of income tax	–	–	(7)	–	–
Cumulative effect of change in accounting principles, net of income tax	–	–	(32)	–	(38)
Net income (loss)	$ 193	$ 247	$ (344)	$ 139	$ 89
Average number of shares of common stock outstanding					
Basic	158.833	161.722	167.405	168.506	170.265
Diluted	159.527	161.779	167.663	168.835	170.802
Earnings (loss) per share					
Basic					
Continuing operations	$ 1.04	$ 0.70	$ (0.67)	$ 0.49	$ 0.63
Discontinued operations	0.17	0.83	(1.15)	0.34	0.12
Extraordinary loss	–	–	(0.04)	–	–
Cumulative effect of change in accounting principles	–	–	(0.19)	–	(0.23)
	$ 1.21	$ 1.53	$ (2.05)	$ 0.83	$ 0.52
Diluted					
Continuing operations	$ 1.03	$ 0.70	$ (0.67)	$ 0.49	$ 0.63
Discontinued operations	0.17	0.83	(1.15)	0.34	0.12
Extraordinary loss	–	–	(0.04)	–	–
Cumulative effect of change in accounting principles	–	–	(0.19)	–	(0.23)
	$ 1.20	$ 1.53	$ (2.05)	$ 0.83	$ 0.52
Statement of Financial Position					
Net assets of discontinued operations	$ –	$ 72	$ 195	$ 366	$ 423
Total assets	4,060	4,341	4,588	4,798	4,618
Short-term debt, including current maturities of long-term debt	7	13	325	595	158
Long-term debt	1,211	1,560	1,741	1,312	1,492
Debt allocated to discontinued operations	–	–	–	548	473
Minority interest	8	22	20	14	15
Shareholders' equity	1,689	1,539	1,350	1,776	1,839
Statement of Cash Flows					
Cash provided (used) by operating activities	$ 371	$ 290	$ (31)	$ 577	$ 405
Cash provided (used) by investing activities	(1)	302	(994)	(514)	(654)
Cash provided (used) by financing activities	(354)	(578)	1,030	(67)	239
Expenditures for property, plant, and equipment	(145)	(135)	(173)	(194)	(229)

(a) During the periods presented, the company completed numerous acquisitions, the most significant of which was the acquisition of the protective and flexible packaging businesses of N.V. Koninklijke KNP BT for $380 million in April 1997.

Corporate Information

Directors

Larry D. Brady
President and Chief Executive Officer
UNOVA, Inc.

Robert J. Darnall
Retired Chairman and Chief Executive Officer
Inland Steel Industries

Mary R. (Nina) Henderson
Former Corporate Vice President
Best Foods

Roger B. Porter
IBM Professor of Business & Government
Harvard University

Paul T. Stecko
Chairman and Chief Executive Officer
Packaging Corporation of America

Richard L. Wambold
Chairman and Chief Executive Officer
Pactiv Corporation

Norman H. Wesley
Chairman and Chief Executive Officer
Fortune Brands Inc.

Officers

Richard L. Wambold
Chairman and Chief Executive Officer

Andrew A. Campbell
Senior Vice President and
Chief Financial Officer

James V. Faulkner, Jr.
Vice President and General Counsel

James L. Hatch
Vice President and Chief Information Officer

Peter J. Lazaredes
Senior Vice President and General Manager
Foodservice

James D. Morris
Senior Vice President and General Manager
Protective and Flexible Packaging

John N. Schwab
Senior Vice President and General Manager
Hefty® Consumer Products

Henry M. Wells, III
Vice President and Chief Human Resources Officer

Shareholder Information

Corporate Headquarters
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

Annual Meeting
Pactiv Corporation's 2002 annual meeting will be held at 10:30 a.m. Central time on May 17, 2002, at the Renaissance Chicago North Shore Hotel, Northbrook, Illinois.

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 866-770-1289
Hearing Impaired: 800-622-5571; 216-257-7353
Fax: 216-257-8508
E-mail: shareholder.inquiries@nationalcity.com
Notices regarding changes of address and inquiries regarding lost or stolen certificates and transfers of stock should be directed to the transfer agent.

Common Stock
Listed in the United States on the New York Stock Exchange, and traded under the symbol PTV.

SEC Filings and Other Information
Copies of the annual report, filings with the Securities and Exchange Commission, and press releases may be obtained by writing to:
Pactiv Corporation
Investor Relations Department
1900 West Field Court
Lake Forest, Illinois 60045
Or calling toll-free: 866-456-5439
Or via e-mail: investorrelations@pactiv.com

Investor Relations
Christine J. Hanneman
Vice President, Investor Relations
847-482-2429

Media Relations
Lisa K. Foss
Vice President, Communications
847-482-2704

Website
www.pactiv.com



Richard L. Wambold
Chairman and
Chief Executive Officer



Andrew A. Campbell
Senior Vice President and
Chief Financial Officer



Peter J. Lazaredes
Senior Vice President and
General Manager
Foodservice



James D. Morris
Senior Vice President and
General Manager
Protective and
Flexible Packaging



John N. Schwab
Senior Vice President and
General Manager
Hefty® Consumer Products

PACTIV
Advanced Packaging Solutions

Pactiv Corporatio
1900 West Field Cou
Lake Forest, Illinois 6004
www.pactiv.co